Exhibit 99.1

August 19, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Q2 2015 Financial Report

Below please find the Company’s Second Quarter 2015 Financial Report as originally filed in Israel on August 19, 2015, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FINANCIAL REPORT as of June 30, 2015:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended June 30, 2015

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended June 30, 2015:

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of June 30, 2015 (the “Reporting Date”), the Group owns and manages 453 properties, as follows:

•	432 shopping centers of various sizes

•	9 shopping centers under development

•	12 other properties

The above properties have a gross leasable area (“GLA”) of 6.3 million square meters. The properties are presented in the Company’s books at their fair value of NIS 69.3 billion (NIS 75.3 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of June 30, 2015) of NIS 5.9 billion (NIS 6.4 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of June 30, 2015, the Company owns 42.2% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns2 124 income-producing properties (118 shopping centers and 6 other properties), with a total GLA of 1.5 million square meters, as well as a shopping center under development.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	Includes jointly controlled properties.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 2 medical office buildings in the United States, with a total GLA of 31 thousand square meters. For details regarding the sale of those medical office buildings after the Reporting date, refer to section 11.3 – ProMed of the Update to the Description of the Company’s Business Report.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of June 30, 2015, the Company owns 42.4% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 154 shopping centers in Canada, with a total GLA of 2.2 million square meters, as well as 3 shopping centers under development and land for future development.

In Brazil, the Company operates in the shopping centers sector through wholly owned subsidiaries (“Gazit Brazil”) (100%). As of June 30, 2015, Gazit Brazil owns 7 commercial income-producing properties with a total GLA of 78 thousand square meters, one shopping center under development and land parcels.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of June 30, 2015, the Company owns 42.8% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 58 shopping centers and other retail properties of various sizes, with a total GLA of 1.0 million square meters, as well as 2 shopping centres under development. For details regarding CTY’s acquisition in July 2015 of a Norwegian company, which owns 20 shopping centers and other properties with a value of EUR 1.5 billion, and CTY’s raising of equity by means of rights offering in order to finance the acquisition, refer to Note 3d5 to the financial statements.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of June 30, 2015, the Company owns 55.0% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns1 82 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.2 million square meters, and land for future development. In January 2015, the Company acquired 52 million shares of ATR and became the sole controlling entity in ATR. Commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements. For further details, refer to Note 3c to the financial statements.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of June 30, 2015, Gazit Germany owns 3 shopping centers and one other income-producing property, with a total GLA of 49 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 9 income-producing shopping centers in Israel, with a total GLA of 114 thousand square meters, and 2 properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own a shopping center with a GLA of 7 thousand square meters and land for future development. For further details regarding the examination of various strategic alternatives with regard to Gazit Development’s activity, refer to section 3.2.L below.

[1]	Includes jointly controlled properties.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In addition, Gazit Development also owns, through subsidiaries, 84.9% (89.3% on a fully diluted basis) of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the initiation and development sector, primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest of 83.5% (89.1% on a fully diluted basis) in the share capital of U. Dori Construction Ltd. (“Dori Construction”), which is also a public company listed on the TA Stock Exchange, that is engaged in the field of performing construction work). Dori Group also owns indirectly 9.6% of Dorad Energy Ltd., which operates a private electricity generating power station in the Ashkelon region of Israel. For details regarding the completion of an outline for strengthening of the capital structure of Dori Group and Dori Construction, refer to Note 3d2 to the financial statements.

The regions (marked     ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

Recently there have been greater volatility and uncertainty in the global financial markets, apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value). Moreover, since 2014, Russia has been experiencing the worst currency crisis in the Ruble since 1998, due mainly to economic sanctions imposed on the state as a result of the dispute in the Ukraine and due to the fall in global oil prices, which together resulted in Russia’s economy growing in 2014 at its slowest pace since 2009 and negative growth is again expected in 2015. The crisis is reflected in the decrease in rental income net of property operating expenses in the six months ended June 30, 2015.

As of June 30, 2015, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.4.	Highlights – Second quarter of 2015 (the “Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended June 30,
	2015	2014	Change
Rental income	1,514	1,226	23%*

NOI (**)	1,043	832	25%*

Proportionately consolidated NOI (***)	505	507	—

FFO (****)	162	163	(1%)
Diluted FFO per share (NIS) (****)	0.91	0.92	(2%)
The number of shares used in calculating the diluted FFO per share (in thousands)	178,525	176,047	1%

Acquisition, construction and development of investment property (*****)	848	562	—
Disposal of investment property (*****)	—	596	—
Fair value gain from investment property and investment property under development, net	373	241	—
Net income attributable to equity holders of the Company	130	146	—
Diluted earnings per share (NIS)	0.70	0.80	—
Cash flows from operating activities	322	270	—
Net debt to total assets	50.5%	53.4%
Equity attributable to equity holders of the Company	7,454	7,687	—
Equity per share attributable to equity holders of the Company (NIS)	41.8	43.7	—
Net asset value per share (EPRA NAV) (NIS) (******)	56.9	56.6	—
EPRA NNNAV per share (NIS) (******)	42.0	38.9	—

(*)	The change is due mainly to the initial consolidation of ATR.
(**)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(***)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(****)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(*****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.
(******)	Refer to section 2.4 below.

•	As of June 30, 2015, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 10.6 billion (NIS 2.9 billion in the Company and wholly-owned subsidiaries).

•	In the Quarter, Group companies issued debt by way of debentures in a total amount of NIS 1.3 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Quarter by NIS 322 million (net of the effect of cross-currency swap transactions).

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.5.	Highlights – First Six months of 2015 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 6 months ended June 30,
	2015	2014	Change
Rental income	3,041	2,453	24	% *

NOI	2,071	1,649	26	% *

FFO (**)	323	313	3%
Diluted FFO per share (NIS) (**)	1.81	1.78	1%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,525	175,983	1%

Acquisition, construction and development of investment property (***)	1,709	1,345	—
Disposal of investment property (***)	386	723	—
Fair value gain from investment property and investment property under development, net	480	266	—
Net income attributable to equity holders of the Company	506	303	—
Diluted earnings per share (NIS)	2.81	1.70	—
Cash flows from operating activities	497	457	—

(*)	The change is due mainly to the initial consolidation of ATR.
(**)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(***)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method).

•	In the Reporting Period, Group companies issued debt by way of debentures in a total amount of NIS 2.4 billion.

•	In the Reporting Period, Group companies issued equity in a total amount of NIS 0.8 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Reporting Period by NIS 855 million (net of the effect of cross-currency swap transactions).

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of June 30, 2015):

GAZIT-GLOBE
Canada
42.4%
First Capital Reality (FCR)
USA
42.2%
Equity One (EQY)
100%
ProMed Properties
Brazil
100%
Gazit Brazil
Europe
42.8%
Citycon (CTY)
55.0%
Atrium European Real Estate (ATR)
100%
Gazit Germany
Gazit Development (Bulgaria and macedonia)
100%
Israel
84.7%
Gazit Globe Israel (Development)
84.9%
U.Dori Group

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7. Breakdown of Net Operating Income (“NOI”), according to the Company’s operating regions1:

Q2 2015	Q2 2014

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of June 30, 2015:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.6.2015 (NIS in millions)
EQY	Shares (NYSE)	54.5	42.2	3,584	4,791
FCR	Shares (TSX)	95.1	42.4	4,722	5,177
CTY[1]	Shares (OMX)	254.1	42.8	2,942	2,507
ATR	Shares (VSX, Euronext)	206.7	55.0	4,632	3,603
U.Dori[2]	Shares (TASE)	168.5	71.9	(83)	83
U.Dori[2]	Capital note	—	—	351	—
Europe	Income-producing property	—	—	423	—
Europe[3]	Property under development and land	—	—	175	—
ProMed	Income-producing property	—	—	563	—
Brazil	Income-producing property and property under development	—	—	1,263	—
Israel[3]	Income-producing property	—	—	1,959	—
Israel[3]	Property under development and land	—	—	271	—

Total assets		—	—	20,802	—

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of June 30, 2015:

NIS in millions
Debentures[4]	12,287
Debts to financial institutions	2,781

Total debentures and debts to financial institutions (*)	15,068
Other monetary liabilities	479

Total monetary liabilities	15,547
Less - monetary assets	1,867
Less - other investments[5]	555

Monetary liabilities, net	13,125
Other liabilities[6]	223

Total liabilities, net	13,348

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[7]		Banks	Mortgages	Total	%
2015	336		63	9	408	3
2016	979		484	19	1,482	10
2017	779		—	20	799	5
2018	1,397		679	86	2,162	14
2019	1,531	[8]	415	301	2,247	15
2020	1,195		436	15	1,646	11
2021	1,003		—	13	1,016	7
2022	901		—	57	958	6
2023	999		—	58	1,057	7
2024	1,116		—	59	1,175	8
2025 and after	2,051		—	67	2,118	14

Total	12,287		2,077	704	15,068	100

1	Subsequent to the Reporting Date, the Company participated, according to its relative share, in CTY’s rights offering, through which it acquired 127 million CTY shares at a price of EUR 2.05 per share for a total consideration of NIS 1.1 billion; for further details, refer to Note3d5 to the financial statements.
2	The holding interest represents an effective indirect interest in Dori Group
3	Presented according to the proportionate consolidation method (84.7%).
4	Excludes an asset of NIS 703 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
5	Comprised primarily of the investment in private equity funds.
6	Includes a provision for taxes, net in the amount of NIS 238 million, less intangible assets in the amount of NIS 15 million.
7	Includes a private, unsecured loan from an institutional investor in the total amount of NIS 665 million.
8	Includes a payment of NIS 773 million with respect to the principal of debentures (Series J) , which are secured by investment property; refer to section 7.A below.

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2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit or loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties to their fair value), gains or losses on the sale of properties, changes in the fair value of financial instruments measured through profit or loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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The table below presents the calculation of the Company’s FFO, calculated according to the recommendations EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 6 months ended June 30,		For the 3 months ended June 30,		For the year ended December 31
	2015	2014	2015	2014	2014
	NIS in millions (other than per share data)

Net income attributable to equity holders of the Company for the period	506	303	130	146	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(480)	(266)	(373)	(241)	(1,053)
Capital loss on sale of investment property	5	19	—	16	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(629)	(218)	(54)	(120)	156
Adjustments with respect to equity-accounted investees	(6)	50	(15)	30	324
Loss from decrease and disposal of holding interest in investees	1,531	1	—	—	1
Deferred taxes and current taxes with respect to disposal of properties	92	198	51	97	399
Gain from bargain purchase	(1,065)	—	—	—	(47)
Acquisition costs recognized in profit or loss	3	3	2	2	6
Loss from early redemption of interest-bearing liabilities and financial derivatives	29	65	30	68	154
Non-controlling interests’ share in above adjustments	290	25	248	26	267

Nominal FFO	276	180	19	24	345

Additional adjustments:

CPI linkage differences	(45)	(15)	97	41	(5)
Depreciation and amortization	10	7	5	4	13
Adjustments with respect to equity-accounted investees	(3)	(3)	(3)	13	(3)
Other adjustments(1)	85	144	44	81	248

FFO according to the management approach	323	313	162	163	598

FFO according to the management approach per share (in NIS)	1.81	1.78	0.91	0.93	3.39

Diluted FFO according to the management approach per share (in NIS)	1.81	1.78	0.91	0.92	3.39

Number of shares used in the basic FFO per share calculation (in thousands)(2)	178,420	175,875	178,425	175,939	176,459

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	178,525	175,983	178,525	176,047	176,546

1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods, non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group), and internal costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.

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2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of June 30, 2015, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

2.3.

	For the 3 months ended June 30,			For the year ended December 31
	2015		2014	2014
	NIS in millions
Rental income	1,514		1,226	4,913

Property operating expenses	471		394	1,584

NOI for the period	1,043		832	3,329

Less - minority’s share in NOI	(545)		(424)	(1,660)

Add - Company’s share in NOI of jointly controlled companies [1]	7		99	386

NOI for the period - the Group’s proportionate share	505		507	2,055

NOI for a year - the Group’s proportionate share	2,020	[2]	2,028[2]	2,055

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the second quarter of 2015:

Cap Rate:	6.00%	6.25%	6.50%	6.75%	7.00%

Value of income-producing property (NIS in millions) (*)	33,693	32,346	31,102	29,950	28,880

(*)	Calculated as the result of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of June 30, 2015, amounted to NIS 2,189 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of June 30, 2015, amounted to NIS 23,698 million.

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2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA guidance. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of June 30,		December 31,
	2015	2014	2014
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,454	7,687	8,023

Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,761	2,170	2,363
Fair value asset adjustment for financial derivatives, net[1]	(60)	(189)	(9)
Adjustments with respect to equity-accounted investees	—	307	363

Net asset value - EPRA NAV	10,155	9,975	10,740

EPRA NAV per share (in NIS)	56.9	56.6	60.2

EPRA NNNAV

EPRA NAV	10,155	9,975	10,740
Adjustment of financial liabilities to their fair value	(1,097)	(1,823)	(1,833)
Other adjustments to provision for deferred taxes[2]	(1,620)	(1,132)	(1,266)
Fair value asset adjustment for financial derivatives, net	60	189	9
Adjustments with respect to equity-accounted investees	—	(352)	(441)

Adjusted net asset value - EPRA NNNAV	7,498	6,857	7,209

EPRA NNNAV per share (in NIS)	42.0	38.9	40.4

Issued share capital of the Company (in thousands) used in the calculation(3)	178,507	176,288	178,485

1	The amount represents the fair value less the intrinsic value of the financial derivatives.
2	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gain tax.
3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 1,709 million. The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2015 and thereafter.

Property activities

1)	In the Reporting Period, the Company and its subsidiaries acquired 5 income-producing properties, with a total GLA of 72 thousand square meters and land for future development, at a total cost of NIS 924 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 785 million. Furthermore, ATR has acquired 75% of a shopping center in Prague, in the Czech Republic, with a total GLS of 38 thousand square meters, at a cost of EUR 162 million (NIS 700 million), held through a joint venture which is presented according to the equity method.

2)	Property acquisitions and sales.

2)

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds [1] from the sale of investment properties (NIS in millions)
EQY	3	279	3	149	1	18
FCR	—	—	184	448	1	70
CTY	—	—	—	208	—	—
ATR	—	—	—	79	72	283
Brazil	2	444	14	99	—	—
ProMed	—	—	—	—	2	64
Gazit Development	—	—	—	46	1	201

3)	Highlights of operational data:

	Income producing properties[2]	GLA (in thousands of square meters)	Average basic monthly rent per square meter				Change in same property NOI [3]	Occupancy rate in core properties		Net debt to total assets
			30.6.2015		30.6.2014			30.6.2015	30.6.2014
EQY	124	1,547	U.S$	16.8	U.S$	15	3.5%	95.5%	94.2%	27.9%
FCR	154	2,202	C$	16.8	C$	16.3	6.5%	94.7%	95.5%	41.7%
CTY	58	1,027		€22		€21.7	1.6%	96.0%	95.7%	41.5%
ATR	82	1,236		€12.7		€12.1	(11.9%)[4]	96.8%	97.0%	25.4%

1	Net of specific attributed debt.
2	Includes jointly-controlled properties.
3	Change in same property NOI in the Reporting Period compared with the corresponding period last year.
4	Excluding Russia, the change in same property NOI decreased by 0.5% compared with the corresponding period last year.

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4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of June 30, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	3	897	371	125
EQY	1	245	245	14
CTY	2	238	167	16

Gazit Development	2	154	32	13

Gazit Brazil	1	237	150	31

	9	1,771	965	199

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of June 30, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	9	3,269	264	244
EQY	9	201	567	71
CTY	3	320	549	41
ATR	1	59	165	8

	22	3,849	1,545	364

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3.2.	Material Events During the Reporting Period

Equity issuances

A.	For details regarding an equity issuance made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.	For details regarding an equity issuance made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 3a2 to the financial statements.

Financing activities

C.	For details regarding a debt issuance by the Company in the amount of NIS 789 million, refer to Note 3b1 to the financial statements.

D.	For details regarding a debt issuance by FCR in the amount of C$ 90 million, refer to Note 3b2 to the financial statements.

E.	For details regarding an issuance of debentures (Series L) by the Company in the net amount of NIS 673 million, by way of expanding the series, refer to Note 3b3 to the financial statements.

F.	For details regarding a debt issuance by ATR in the net amount of EUR 160 million, refer to Note 3b4 to the financial statements.

G.	For details regarding the early redemption of convertible debentures by FCR in exchange for the issuance of common shares, refer to Note 3d1 to the financial statements.

H.	For details regarding the early redemption of debentures by Dori Construction, refer to Note 3d3 to the financial statements.

I.	For details regarding the early redemption of debentures by ATR, refer to Note 3d8 to the financial statements.

Other events

J.	On January 22, 2015, the Company acquired 52.1 million shares of ATR, which constitute 13.87% of the issued share capital and the voting rights therein, from an entity that is part of the founders’ group of the consortium managed by CPI, at a price of EUR 4.4 per share and at a total consideration of EUR 229 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”), the agreement wit CPI for joint control of ATR was also cancelled. As a result of the Acquisition, the Company’s holding interest in ATR has risen to 55% and the Company has become the sole controlling shareholder of ATR and, with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. In addition, as a result of the Acquisition, the Company recognized, in its financial statements for the first quarter of 2015, a net loss of at NIS 14 million from gaining control. In addition, as a result of the Acquisition, the Company has reclassified capital reserves (mainly from translation differences on foreign operations) in an amount of NIS 452 million, which had accumulated with respect to the investment in ATR and were previously recognized as “other comprehensive loss” to profit or loss, against recognition of income to capital reserves. The items referred to above had a net total effect on profit or loss of a non-cash loss estimated at NIS 466 million. The total decrease in the Company’s shareholders’ equity as a result of the Acquisition amounted to NIS 14 million. Refer also to the pro forma financial statements which are attached to the financial statements and the Acquisition’s Purchase Price Allocation study attached to the financial statements as of March 31, 2015, as published in an immediate report on May 31, 2015 (ref. no, 2015-01-033489). The valuations are hereby presented by means of reference to the report published on May 31, 2015.

K.	For details regarding CTY’s acquisition of a Norwegian company, which operates in the supermarket anchored shopping center sector and owns a property portfolio of EUR 1.5 billion, and CTY’s raising of equity by means of rights offering in order to finance the acquisition, refer to Note 3d5 to the financial statements.

L.

On March 12, 2015, the Company and Ronen Ashkenazi Holdings Ltd., the owner of the other shares in Gazit Development, entered into an agreement with Citigroup Global Markets Limited for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity in the field of income-producing properties and land for development or with regard to their holdings therein. It is clarified that, as of the date of approving the reports, there is no certainty that any such transaction will

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take place and/or what its terms will be. The decision regarding conducting any such transaction is subject, inter alia, to an examination of the processes and to approval by the appropriate organs of Gazit Development and of the Company (insofar as required). In this connection, a number of non-binding offers to purchase the aforesaid activity were received during August 2015 and these are being studied by the Company and Mr. Ashkenazi.

M.	For details regarding the completion of an outline for strengthening the capital structure of Dori Group and Dori Construction, refer to Note 3d2 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) instead of the dividend policy announced in November 2013, pursuant to which an amount of NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2015 is shown in the graph below:

Agurot per share

(100 Agurot = NIS 1)

*)	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2015 is applied as stated above.

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3.4.	Financial Position

Current assets

Current assets, as of June 30, 2015, total NIS 5.1 billion, compared with NIS 3.9 billion as of December 31, 2014. The increase in current assets is due primarily to the initial consolidation of ATR’s, which has large balances of cash and cash equivalents at its disposal.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,686 million as of June 30, 2015, compared with NIS 6,213 million as of December 31, 2014. The decrease in the balance of equity-accounted investees is due mainly to the initial consolidation of ATR, which, until January 22, 2015, was presented according to the equity method (refer to Note 3c to the financial statements). The aforesaid decrease was offset by ATR’s acquisition of 75% of an income-producing proerty in Prague, made through a joint venture. The balance of this item as of June 30, 2015 comprises investments in investment property, in FCR’s, CTY’s and EQY’s books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy and in Ronson Europe N.V..

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) with part of the banks with respect to the value of the financial derivatives. As of June 30, 2015, the aforesaid balance of financial derivatives amounted to NIS 674 million, compared with NIS 288 million as of December 31, 2014. The increase is due mainly to the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period, which was largely the result of the appreciation of the New Israeli Shekel against the Euro, the Canadian Dollar and the Brazilian Real.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of June 30, 2015, amounted to NIS 69.0 billion, compared with NIS 59.3 billion as of December 31, 2014.

The increase in these balances in the Reporting Period is due to initial consolidation of ATR in a scope of NIS 13.3 billion, to the acquisition of investment property and land for future development, to the development of new properties and redevelopment of existing properties in the net amount of NIS 1.3 billion and an increase in the value of investment property and investment property under development in the net amount of NIS 0.5 billion. The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the devaluation of the Canadian Dollar, the Euro and the Brazilian Real, against the New Israeli Shekel) amounting to NIS 5.7 billion.

Current liabilities

Current liabilities, as of June 30, 2015, totaled NIS 6.0 billion, the same as of December 31, 2014; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.1 billion, compared with NIS 2.7 billion as of December 31, 2014.

As of June 30, 2015, the Group had a negative working capital balance of NIS 0.9 billion. The current assets of NIS 5.1 billion, the approved long-term credit facilities available for immediate drawdown of NIS 8.3 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of June 30, 2015 can be settled with these resources (refer also to section 3.6 below).

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Non-current liabilities

Non-current liabilities, as of June 30, 2015, totaled NIS 43.2 billion, compared with NIS 38.1 billion as of December 31, 2014. The increase in non-current liabilities is due mainly to the initial consolidation of ATR that accounted for an increase of NIS 6.3 billion. The aforesaid increase was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 2.7 billion, In addition, in the Reporting Period, Group companies issued debentures in the net amount of NIS 0.8 billion, for use in the Group’s operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of June 30, 2015, amounted to NIS 7,454 million, compared with NIS 8,023 million as of December 31, 2014. The decrease is mainly due to a decrease of NIS 911 million in the “Capital reserves” line item (mainly with respect to adjustments arising from the translation of foreign operations, due to changes in currency exchange rates of the Euro, the U.S. Dollar, the Canadian Dollar and the Brazilian Real against the New Israeli Shekel, net of capital reserves reclassified to profit or loss with respect to gaining control of ATR) and by the dividends declared amounting to NIS 164 million. The aforesaid decrease was offset by the net income attributable to the equity holders of the Company amounting to NIS 506 million.

The equity per share attributable to the equity holders of the Company as of June 30, 2015 totaled NIS 41.8 per share, compared with NIS 45.0 per share as of December 31, 2014, after dividend declarations of NIS 0.92 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of June 30, 2015, amounted to NIS 21.4 billion, compared with NIS 17.8 billion as of December 31, 2014. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 57.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 57.6% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 57.2% of CTY’s equity; and also the interests of ATR’s other shareholders at a rate of 45.0% of ATR’s equity.

The increase in non-controlling interests in the Reporting Period is mainly due the initial consolidation of ATR in the amount of NIS 4.1 billion and to the issuance of capital by Group companies in the amount of NIS 0.9 billion. The aforesaid increase was offset by the interests of the other shareholders in the comprehensive loss of subsidiaries amounting to NIS 0.8 billion and by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.7 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 50.5% as of June 30, 2015, compared with 53.4% as of June 30, 2014 and 51.0% as of December 31, 2014.

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3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	3,041	2,453	1,514	1,226	4,913
Property operating expenses	970	804	471	394	1,584

Net operating rental income	2,071	1,649	1,043	832	3,329

Revenues from sale of buildings, land and construction work performed	662	603	313	272	1,357
Cost of buildings sold, land and construction work performed	694	851	339	413	1,660

Gross loss from sale of buildings, land and construction works performed	(32)	(248)	(26)	(141)	(303)

Total gross profit	2,039	1,401	1,017	691	3,026

Fair value gain from investment property and investment property under development, net	480	266	373	241	1,053
General and administrative expenses	(378)	(296)	(191)	(149)	(619)
Other income	7	5	3	1	55
Other expenses	(504)	(21)	(2)	(16)	(81)
Company’s share in earnings of equity-accounted investees, net	83	112	48	34	12

Operating income	1,727	1,467	1,248	802	3,446

Finance expenses	(887)	(945)	(575)	(566)	(2,115)
Finance income	707	277	89	157	157

Profit before taxes on income	1,547	799	762	393	1,488
Taxes on income	123	186	65	94	405

Net income	1,424	613	697	299	1,083

Attributable to:
Equity holders of the Company	506	303	130	146	73
Non-controlling interests	918	310	567	153	1,010

	1,424	613	697	299	1,083

Net earnings per share attributable to equity holders of the Company (in NIS):
Basic net earnings	2.84	1.72	0.73	0.83	0.41

Diluted net earnings	2.81	1.70	0.70	0.80	0.39

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The statement of comprehensive income is as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions

Net income	1,424	613	697	299	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Realization of exchange on translation of equity accounted foreign operations	(3,073)	(429)	(1,063)	(216)	1,148
Gains (losses) on cash flow hedges	(4)	12	24	33	46
Gains (losses) on available-for-sale financial assets	(39)	36	(13)	32	36

Realization of capital reserves with respect to equity-accounted investee	452	—	—	—	—

Total other comprehensive income (loss)	(2,664)	(381)	(1,052)	(151)	1,230

Total comprehensive income (loss)	(1,240)	232	(355)	148	2,313

Attributable to:
Equity holders of the Company	(451)	125	(285)	34	445
Non-controlling interests	(789)	107	(70)	114	1,868

	(1,240)	232	(355)	148	2,313

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B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income increased by 24% to NIS 3,041 million in the Reporting Period, compared with NIS 2,453 million in the corresponding period last year. The increase is due mainly to the initial consolidation of ATR that accounted for NIS 615 million, to the initial operation of properties whose development had been completed, to the operation of additional properties acquired during the last 12 months and to the growth in income from existing properties. The aforesaid increase was offset by the sale of properties during the last 12 months.

Property operating expenses

Property operating expenses totaled NIS 970 million in the Reporting Period, representing 31.9% of total rental income, compared with NIS 804 million, representing 32.8% of total rental income, in the corresponding period last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR that accounted for NIS 188 million.

Net operating rental income (NOI)

Net operating rental income increased by 26% to NIS 2,071 million in the Reporting Period (68.1% of rental income), compared with NIS 1,649 million (67.2% of rental income) in the corresponding period last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 662 million in the Reporting Period (revenues of NIS 603 million in the corresponding period last year), comprising NIS 170 million from the sale of buildings and land (revenues of NIS 79 million in the corresponding period last year) and NIS 492 million from construction work performed (revenues of NIS 524 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 32 million in the Reporting Period, compared with a gross loss of NIS 248 million in the corresponding period last year. The gross loss in the Reporting period is derived from construction work being performed, due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment for additional expenses and associated costs that Dori Construction will need to bear through to the apartment delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 480 million, compared with a gain of NIS 266 million, in the corresponding period last year. The gain from investment property Reporting Period derives mainly from EQY due primarily to growth in anticipated cash flows from properties and a decline in the cap rates in the Reporting Period, and from FCR, due to a decline in the cap rates in the Reporting Period. The aforesaid gain is offset by a fair value loss on the investment property and investment property under development at ATR, due mainly to a decrease in anticipated cash flows from the properties in Russia.

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General and administrative expenses

General and administrative expenses totaled NIS 378 million (10.2% of total revenues), in Reporting Period compared with NIS 296 million (9.7% of total revenues) in the corresponding period last year. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 81 million.

Other expenses

Other expenses amounted to NIS 504 million in the Reporting Period, compared with NIS 21 million in the corresponding period last year and were due mainly to a net loss on gaining control of ATR in the amount of NIS 14 million, and also to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves.

Company’s share in earnings of equity-accounted investees, net

In Reporting Period, this line item amounted to earnings of NIS 83 million (earnings of NIS 112 million in the corresponding period last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR and EQY. In the corresponding period last year, this item also comprised, among other things, the Company’s share in ATR’s earnings, in the amount of NIS 72 million.

Finance expenses

Finance expenses amounted to NIS 887 million in the Reporting Period, compared with NIS 945 million in the corresponding period last year. The decrease in the finance expenses in the Reporting Period, compared with the corresponding period last year, is due mainly to a gain of NIS 45 million with respect to the 0.5% decline in the known consumer price index, compared with a gain of NIS 15 million in the corresponding period last year, as well as to a loss of NIS 65 million from the early settlement of interest-bearing debt and financial derivatives that was recognized in the corresponding period last year. The aforesaid decrease was offset by finance expenses (including the amortization of acquisition differences) resulting from the initial consolidation of ATR in an amount of NIS 117 million.

In the Reporting Period, the finance expenses reflect average nominal annual interest of 4.2% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.6% in the corresponding quarter period last year. The decrease in the nominal interest is due mainly to the initial consolidation of ATR whose average interest rate on its liabilities is lower than the Group’s average interest rate in the corresponding period last year.

Finance income

Finance income totaled NIS 707 million in the Reporting Period, compared with NIS 277 million in the corresponding period last year. Finance income in the Reporting Period mainly comprises a NIS 606 million gain on the revaluation of derivatives, primarily with respect to currency swap hedging transactions (in the corresponding period last year – a gain of NIS 211 million), finance income of NIS 50 million (in the corresponding period last year – income of NIS 41 million) and income of NIS 48 million from the realization of securities and dividend income (in the corresponding period last year – income of NIS 23 million).

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Taxes on income

Taxes on income totaled NIS 123 million in the first Reporting Period, compared with NIS 186 million in the corresponding period last year. Taxes on income in the Reporting Period primarily comprise deferred tax expenses of NIS 91 million arising mainly from a change in the balances of the temporary difference between the tax base and the fair value of investment property and investment property under development and from an investment in a subsidiary (in the corresponding period last year – deferred tax expenses of NIS 122 million). In the Reporting Period, the Group companies recorded current tax expenses in an amount of NIS 13 million. This amount includes current tax expenses of NIS 57 million (of which NIS 15 million is with respect to disposal of properties), which was offset by current tax income of NIS 44 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 64 million in the corresponding period last year. In addition, tax expenses of NIS 19 million were recognized in the Reporting Period with respect to prior years.

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C.	Analysis of results of operations for the second quarter of 2015

Rental income

Rental income increased by 23% to NIS 1,514 million in the quarter, compared with NIS 1,226 million in the corresponding quarter last year. The increase is due mainly to the initial consolidation of ATR that accounted for NIS 304 million and the initial operation of properties whose development has been completed, the operation of additional properties acquired during the last 12 months, to the growth in income from existing properties. The aforesaid increase was offset by the sale of properties during the last 12 months.

Property operating expenses

Property operating expenses totaled NIS 471 million in the second quarter representing 31.1% of total rental income, compared with NIS 394 million, representing 32.1% of total rental income, in the corresponding quarter last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR that accounted for NIS 95 million.

Net operating rental income (NOI)

Net operating rental income increased by 25% to NIS 1,043 million in the quarter (68.9% of rental income), compared with NIS 832 million (67.9% of rental income) in the corresponding quarter last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 313 million in the second quarter (revenues of NIS 272 million in the corresponding quarter last year), comprising NIS 72 million from the sale of buildings and land (revenues of NIS 33 million in the corresponding quarter last year) and NIS 241 million from construction work performed (revenues of NIS 239 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 26 million in the second quarter, compared with a gross loss of NIS 141 million in the corresponding quarter last year. The gross loss in the Reporting quarter is derived from construction works being performed due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment for additional expenses and associated costs that Dori Construction will need to bear through to the apartments delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the quarter, a fair value gain on its properties in a gross amount of NIS 373 million, compared with a gain of NIS 241 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the quarter derives mainly from EQY, due primarily to growth in anticipated cash flows from properties and a decline in the cap rates during the quarter, and from FCR, due to a decline in the cap rates. The aforesaid gain is offset by a fair value loss on the investment property and investment property under development at ATR, due mainly to a decrease in anticipated cash flows from properties in Russia.

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General and administrative expenses

General and administrative expenses totaled NIS 191 million (10.5% of total revenues) in the quarter, compared with NIS 149 million (9.9% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 46 million.

Company’s share in earnings of equity-accounted investees, net

In the quarter, this line item amounted to earnings of NIS 48 million (earnings of NIS 34 million in the corresponding quarter last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, EQY and FCR. In the corresponding quarter last year, this item also comprised, among other things, the Company’s share in ATR’s earnings, in the amount of NIS 23 million.

Finance expenses

Finance expenses amounted to NIS 575 million in the quarter, compared with NIS 566 million in the corresponding quarter last year. The increase in the finance expenses in the quarter, compared with the corresponding quarter last year, is due mainly to the initial consolidation of ATR in an amount of NIS 60 million (including the amortization of fair value upon acquisition differences) and to the 1.1% increase in the known consumer price index in an amount of NIS 97 million, compared with expenses of NIS 41 million in the corresponding quarter last year. The aforesaid increase was offset by a loss of NIS 68 million from the early settlement of interest-bearing debt and financial derivatives that was recognized in the corresponding period last year.

In the quarter, the finance expenses reflect average nominal annual interest of 5.0% on the interest-bearing debt of the Company and its subsidiaries, the same as in the corresponding quarter last year.

Finance income

Finance income totaled NIS 89 million in the quarter, compared with NIS 157 million in the corresponding quarter last year. Finance income in the quarter mainly comprises a NIS 59 million gain on the revaluation of financial derivatives, primarily with respect to currency swap hedging transactions (in the corresponding quarter last year – a gain of NIS 118 million), finance income of NIS 27 million (in the corresponding quarter last year – income of NIS 22 million) and income of NIS 3 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 16 million).

Taxes on income

Taxes on income totaled NIS 65 million in the quarter, compared with NIS 94 million in the corresponding quarter last year. Taxes on income in the quarter include deferred tax expenses of NIS 7 million arising mainly from a change in the balances of the net temporary difference between the tax base and the fair value of investment property and investment property under development (in the corresponding quarter last year – deferred tax expenses of NIS 46 million). In the quarter, the Group companies recorded current tax expenses in an amount of NIS 38 million. This amount includes current tax expenses of NIS 29 million that was recorded against tax income carried directly to capital reserves, compared with current tax expenses of NIS 48 million in the corresponding quarter last year. In addition, in the quarter tax expense with respect to prior years was recorded in an amount of NIS 19 million.

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3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.3 billion as of June 30, 2015, and NIS 1.3 billion at the end of 2014. In addition, as of June 30, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 8.3 billion, compared with NIS 10.2 billion as of December 31, 2014.

As of June 30, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 10.6 billion (NIS 2.9 billion in the Company and wholly-owned subsidiaries).

As of June 30, 2015, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 51.8 billion (74.8% of the total investment property and investment property under development).

As of June 30, 2015, the Company had a negative working capital of NIS 0.9 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expended solo basis (including wholly-owned subsidiaries), approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 8.3 billion and NIS 2.3 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of June 30, 2015, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix D of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in the Reporting Period and the quarter totaled NIS 497 million and NIS 322 million, respectively, compared with NIS 457 million and NIS 270 million, respectively, in the corresponding periods last year. Excluding timing differences with respect to third-party receipts and payments, cash inflows from operating activities in the Reporting Period and the quarter totaled NIS 717 million and NIS 362 million, respectively, compared with NIS 445 million and NIS 250 million, respectively in the corresponding periods last year. The increase in cash inflows from operating activities, excluding timing differences with respect to third-party receipts and payments, is due mainly to the initial consolidation of ATR and to reduction of the negative cash flows from the construction work performed activity in the Reporting Period, compared with the corresponding periods last year.

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In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of issuance of debentures in a net amount of NIS 827 million, by means of issuance of equity in an amount of NIS 790 million, by means of the receipt of loans and credit facilities in a net amount of NIS 1,031 million and by means of the disposal of financial assets in a net amount of NIS 166 million and by means of the repayment of long-term loans granted in a net amount of NIS 28 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 1,323 million, for the payment of dividends by Group companies in an amount of NIS 755 million for investments in investees in a net amount of NIS 793 million.

In the quarter, the activities of the Company and its subsidiaries were funded by means of the receipt of loans and credit facilities in a net amount of NIS 845 million and by means of the repayment of long-term loans granted in a net amount of NIS 52 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 855 million, for the payment of dividends by Group companies in an amount of NIS 353 million, for investments in investees in a net amount of NIS 666 million, for the settlement and early redemption of debentures in a net amount of NIS 183 million and for investments in financial assets in a net amount of NIS 98 million.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 18, 2015, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2016. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of June 30, 2015 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 6.2 million under the aforementioned program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 23, 2015, the approval date of the Company’s annual report for 2014, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2015 through the date on which the financial statements were approved, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2014, March 31, 2015 and June 30, 2015 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2015 through June 30, 2015, the New Israeli Shekel appreciated against the Euro, the Canadian Dollar, the U.S. Dollar and the Brazilian Real by 10.7%, 9.4%, 3.1% and 17.2%, respectively. With regard to the effect of exchange rate changes on the Company’s equity, as of June 30, 2015, refer to Appendixes A and B of the Director’s Report. In addition, from June 30, 2015 until immediately prior to the date of approval of this report, the New Israeli Shekel devaluated against the U.S. Dollar and the Euro by 1.6% and 0.4%, respectively, and appreciated against the Canadian Dollar and the Brazilian Real by 3.9% and 9.7%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2015 through June 30, 2015, the (known) consumer price index decreased by 0.5%. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of June 30, 2015, attached as Appendix A of the Directors’ Report. In addition, from June 30, 2015 until immediately prior to the date of approval of this report, the (known) consumer price index rose by 0.5%.

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4.4.	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of June 30, 2015, refer to the table attached as Appendix B of the Directors’ Report.

As June 30, 20151 and December 31, 2014, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

June 30, 2015

December 31, 2014

[1]	Refer also to Appendix B of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern about and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.	The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company three years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jewry and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 4.9 million.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

For details regarding a compromise settlement between the Company and the VAT Authorities, refer to Note 5c to the financial statements.

6.2.	Critical Accounting Estimates

During the Reporting Period, there were no changes in the critical accounting estimates. For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2014.

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2014 is NIS 1,167 million. No material changes have occurred in the value of the pledged properties as of June 30, 2015 compared with their value as of December 31, 2014. Moreover, at the request of the Company together with the trustee for the debentures, on April 28, 2015, the charge and the mortgage registered as collateral in favor of the holders of the Company’s debentures (Series J), on the real estate denoted as block 3946, parcel 391 at 7 Yaldei Teheran Street, Rishon Lezion, which constitutes a land reserve adjoining G TWO, were removed. Based on an appraiser’s valuation, the value of the land as of December 31, 2014 is NIS 45 million.

B.	For details regarding an issuance of debentures (Series L) in January 2015, in a net amount of NIS 789 million, by way of expanding the series, refer to Note 3b1 to the financial statements.

C.	For details regarding an issuance of debentures (Series L) in April 2015, in a net amount of NIS 673 million, by way of expanding the series, refer to Note 3b3 to the financial statements.

August 18, 2015
Date of Approval of Directors’ Report	Chaim Katzman Chairman of the Board of Directors	Aharon Soffer President

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Appendix A of the Directors’ Report

Linkage Bases Report

	June 30, 2015
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	459	46	1,177	166	141	—	1,989
Short-term deposits and loans	—	36	148	15	101	1	—	301
Trade and other accounts receivable	320	101	39	171	91	121	322	1,165
Long-term investments and loans	142	212	277	253	60	549	—	1,493

Total monetary assets	462	808	510	1,616	418	812	322	4,948

Other financial assets (1)	—	—	—	—	—	—	1,379	1,379
Other assets (2)	—	17,141	24,044	14,026	3,445	12,915	195	71,766

Total assets	462	17,949	24,554	15,642	3,863	13,727	1,896	78,093

Liabilities

Short-term credit from banks and others	—	—	52	433	245	—	—	730
Trade and other accounts payables	209	199	661	357	537	242	156	2,361
Liabilities attributable to assets held for sale	—	275	—	—	—	—	—	275
Debentures (3)	10,642	2,424	6,827	8,088	1,150	—	—	29,131
Convertible debentures	—	—	1,005	—	—	—	—	1,005
Interest-bearing loans from financial institutions and others	309	3,617	3,934	1,658	387	537	—	10,442
Other liabilities	1	75	63	94	6	166	24	429

Total financial liabilities	11,161	6,590	12,542	10,630	2,325	945	180	44,373

Other liabilities (4)	—	—	—	—	—	—	4,829	4,829

Total liabilities	11,161	6,590	12,542	10,630	2,325	945	5,009	49,202

Assets, net of liabilities	(10,699)	11,359	12,012	5,012	1,538	12,782	(3,113)	28,891

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As of the Reporting Date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totaling NIS 4,698 million, cross-currency swaps from non-linked NIS to foreign currency totaling NIS 1,896 million and cross-currency swap from U.S Dollars to Brazilian Reals totaling NIS 786 million.
(4)	Mainly deferred taxes and advances from customers.

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Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of June 30, 2015

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of June 30, 2015. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,034	2,028	3,007	3,309	1,173	—
Assets in NIS	3,034	7,643	12,688	10,069	1,423	34,857

% of total assets	9	22	36	29	4	100

Liabilities in original currency	11,967	983	1,080	1,708	—	—
Cross-currency swap transactions in original currency	(9,105)	205	1,089	656	828	—
Liabilities in original currency	2,862	1,188	2,169	2,364	828	—
Liabilities in NIS adjusted for swaps	2,862	4,478	9,152	7,194	1,004	24,690

% of total liabilities	12	18	37	29	4	100

Total equity in original currency	172	840	838	945	345	—

Total economic equity[3] in NIS	172	3,165	3,536	2,875	419	10,167

% of total equity	2	31	35	28	4	100

1	According to currency exchange rates as of June 30, 2015.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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Appendix C of the Directors’ Report

Valuation Summary

The Company conducted a valuation of ATR, for the purpose of allocating the ATR purchase price to ATR’s identifiable assets and identifiable liabilities (Purchase Price Allocation or “PPA”), within the context of the business combination that was closed on January 22, 2015. For further information regarding the purchase, refer to Note 3c to the financial statements (the “Valuation”).

In accordance with Regulation 8B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014), the Valuation constitutes a very material valuation as defined in the aforementioned Securities Regulations. The Company attached the Valuation to the financial statements as of March 31, 2015, as published in an immediate report on May 31, 2015 (ref. no, 2015-01-033489). The valuation is hereby presented by means of the reference to the report published on May 31, 2015. Presented below is the Valuation summary:

1.	Identification of the Valuation subject	Valuation of the share capital of ATR.

2.	Valuation date/Effective date	January 22, 2015.

3.	Value of the Valuation subject in the Company’s books (purchase cost*)	EUR 1,757.6 million* (NIS 8,044 million).

4.	Value of the Valuation subject determined by the Valuation	EUR 1,990.3 million (NIS 9,109 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.

7.	The valuation model adopted by the appraiser

•       Discounted cash flows (DCF) for VAT receivables valuation.

•       Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•       External valuation of loans and debentures.

•       Discounted cash flows (DCF) for finance leases valuation.

8.	The main assumptions according to which the valuation was carried out

•       Adjustments to ATR’s equity have been made from December 31, 2014 through the purchase date, as detailed in the Valuation.

•       Average weighted discount rate of 8.3% for finance leases.

•       Discount rate of 1.2%-3.3% for debentures and 0.6%-0.7% for loans, in accordance with duration of each debenture and loan and in accordance with the external valuation.

•       Long-term VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 7.5%-12.4%.

•       Investment property, property under development and land were valued at their value in the financial statements (represents their fair value).

•       An adjustment has been made in order to recognize the deferred tax liability, net of deferred tax assets with respect to carryforward losses, which were not recognized in ATR’s financial statements in accordance with section 15 of IAS 12.

9.	Bargain purchase gain recognized	• EUR 232.7 million (NIS 1,065 million).

*)	The purchase cost noted above includes the previous holding in ATR’s shares (EUR 630.2 million) and the non-controlling interests (EUR 898.3 million), refer to Note 3c to the financial statements.

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Appendix D of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating to a corporation’s warning signs, as set forth in the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. As of June 30, 2015, based on its separate financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of June 30, 2015, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.7.2015 through 31.12.2015	1.1.2016 through 31.12.2016	1.1.2017 through 30.6.2017
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,977	1,503	768

Separate sources:
From operating activities of investees (2)	1,591	1,192	629

Total sources	1,591	1,192	629

Separate applications:

Cash outflows for operating activities (3) (5)	(295)	(649)	(367)
Cash outflows for financing activities (4) (5)	(204)	(892)	(460)
Investment in subsidiaries	(1,320)	(51)	—
Anticipated dividend distributions (6)	(246)	(335)	(86)
Total applications	(2,065)	(1,927)	(913)

Balance of liquid assets at the end of the period	1,503	768	484

As of June 30, 2015, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 8.1 billion.

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The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. The Company also assumes it will maintain the scope of the credit facilities at the same level. In addition, as of June 30, 2015, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 0.2 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 1.7 billion, NIS 1.0 billion and NIS 0.7 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, EQY, FCR and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and a 0.7% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

(6)	In accordance with the Company’s dividend distribution policy, as updated in November 2014.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

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UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2014 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2014 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 14, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

B.	On July 6, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

C.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5d to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding an issuance of equity made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a2 to the financial statements.

B.	In April 2015, the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding an issuance of equity made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.	For details regarding a debt issuance made by FCR of C$ 90 million par value of unsecured debentures (Series S) bearing annual interest at the rate of 4.32%, refer to Note 3b2 to the financial statements.

C.	For details regarding an early redemption of convertible debentures by FCR, refer to Note 3d1 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

For details regarding CTY’s acquisition of a Norwegian company, which owns a property portfolio of EUR 1.5 billion, and CTY’s raising of equity by means of rights offering in order to finance the acquisition, refer to Note 3d5 to the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.	On January 22, 2015, the Company purchased 52.1 million ATR shares, constituting 13.87% of the issued share capital and the voting rights of ATR, from one of the entities in the founders’ group of a consortium led by CPI, at a price of EUR 4.4 per share and for a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”). As a result of the Acquisition, the Company’s holding interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR; with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR.

B.	For details regarding an issuance of unsecured debentures made by ATR in the amount of EUR 160 million, by means of expanding a listed series, refer to Note 3b4 to the financial statements.

C.	For details regarding the early redemption of debentures by ATR in an amount of EUR 84 million, refer to Note 3d8 to the financial statements.

37

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Update to Section 10 – Development and construction of residential projects

A.	For details regarding completion of the outline for strengthening of the capital structure of Dori Group and Dori Construction, refer to Note 3d2 to the financial statements.

B.	On April 26, 2015, the Midroog rating agency announced the downgrading of the rating on all series of Dori Group’s outstanding debentures to a rating level of A3 with negative implications, from a rating level of A2.

C.	For details regarding an early redemption of Dori Construction’s debentures (Series A), refer to Note 3d3 to the financial statements.

D.	On April 21, 2015, Ellomay notified Dori Group of the exercise of the first option granted to it pursuant to its investment agreement in Dori Energy, to increase Ellomay’s holding interest in Dori Energy by a further 9%, by means of an additional allocation of Dori Energy shares. Following the exercise of the option, Ellomay and Dori Group hold 49% and 51%, respectively, of the issued share capital of Dori Energy.

Update to Section 11.3 – ProMed

ProMed sold 2 medical office buildings in the Reporting Period for a gross consideration of U.S.$ 28.5 million (NIS 110 million). Subsequent to the Reporting Date, ProMed sold another property for a gross consideration of U.S.$ 116 million (NIS 440 million) – U.S.$ 52 million (NIS 196 million) net of the specifically attributable debt and also entered into an agreement for the sale of an additional property for a gross consideration of U.S.$ 48 million (NIS 180 million). Following the aforesaid sales, the Company no longer has any activity in the medical office buildings sector in the United States.

Update to Section 17 – Human Capital

On May 31, 2015, the President of the Company gave notice of his retirement. He will be replaced by Ms. Rachel Lavine, who currently serves as a director of the Company, as the Deputy Chairman of ATR’s board of directors, as Chairman of Gazit Development and as a director of CTY. For details of Ms. Lavine’s terms of employment and the calling of a general meeting to approve the terms of her employment, refer to Note 5a to the financial statements.

Update to Section 19 – Financing

A.	For details regarding a public offering of NIS 752 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 789 million, refer to Note 3b1 to the financial statements.

B.	For details regarding a public offering of NIS 621 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 673 million, refer to Note 3b3 to the financial statements.

Update to Section 20 – Taxation

For details regarding a compromise settlement between the Company and the VAT Authorities, refer to Note 5c to the financial statements.

38

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	481,600	481,600	481,600
NOI in the period (NIS in 000’s)	8,063	7,559	33,165
Revaluation gains (losses) in the period (NIS in 000’s)	(415)	(296)	18,354
Average occupancy rate in the period	99%	99%	99.6%
Actual rate of return (%)*)	6.7%	6.5%	6.9%
Average annual rental per sq. meter (NIS)	1,460	1,402	1,487
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

*)	Eliminating non-linear profit.

G TWO

	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	275,800	275,800	275,800
Land reserve and building rights (NIS in 000’s)	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	5,124	4,798	18,976
Revaluation gains in the period (NIS in 000’s)	(186)	(601)	11,678
Average occupancy rate in the period	100%	99%	98%
Rate of return (%)*)	7.1%	6.7%	6.9%
Average annual rental per sq. meter (NIS)	881	831	866
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

*)	Eliminating non-linear profit.

G ONE

	Quarter 2 2015	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	299,300	299,300	299,300
Building rights and other adjustments (NIS in 000’s)	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	5,321	5,238	21,301
Revaluation gains (losses) in the period (NIS in 000’s)	(8)	(16)	6,795
Average occupancy rate in the period	99%	99%	99.2%
Actual rate of return (%)*)	6.8%	7.0%	7.1%
Average annual rental per sq. meter (NIS)	813	834	834
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

*)	Eliminating non-linear profit.

39

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2015

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of June 30, 2015 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain subsidiaries, whose assets constitute approximately 19% of total consolidated assets as of June 30, 2015, and whose revenues constitute approximately 23% and 23% of total consolidated revenues for the periods of six and three months then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 18, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,989	1,895	650
Short-term deposits and loans	301	515	368
Marketable securities	41	112	299
Financial derivatives	136	41	90
Trade receivables	560	566	536
Other accounts receivable	572	315	303
Inventory of buildings and apartments for sale	542	725	588
Income taxes receivable	33	10	14

	4,174	4,179	2,848

Assets classified as held for sale	929	2,360	1,046

	5,103	6,539	3,894

NON-CURRENT ASSETS

Equity-accounted investees	2,686	5,807	6,213
Other investments, loans and receivables	632	423	564
Available-for-sale financial assets	528	635	383
Financial derivatives	674	784	288
Investment property	65,007	51,105	56,646
Investment property under development	3,078	2,642	1,642
Non-current inventory	2	4	2
Fixed assets, net	195	160	171
Intangible assets, net	99	99	103
Deferred taxes	89	109	78

	72,990	61,768	66,090

	78,093	68,307	69,984

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31, 2014
	2015	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	730	575	553
Current maturities of non-current liabilities	2,102	3,259	2,711
Financial derivatives	249	37	59
Trade payables	788	867	900
Other accounts payable	1,489	1,425	1,262
Advances from customers and buyers of apartments	287	298	304
Income taxes payable	84	63	74

	5,729	6,524	5,863
Liabilities attributed to assets held for sale	275	309	110

	6,004	6,833	5,973

NON-CURRENT LIABILITIES

Debentures	27,955	22,838	24,433
Convertible debentures	1,005	1,210	1,254
Interest-bearing loans from financial institutions and others	9,516	10,692	8,552
Financial derivatives	84	125	94
Other liabilities	429	181	190
Deferred taxes	4,209	3,379	3,618

	43,198	38,425	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,297	4,411
Retained earnings	5,257	5,305	4,915
Foreign currency translation reserve	(2,574)	(2,164)	(1,641)
Other reserves	147	41	127
Loans to purchase shares	—	(*—	(*—
Treasury shares	(21)	(21)	(21)

	7,454	7,687	8,023
Non-controlling interests	21,437	15,362	17,847

Total equity	28,891	23,049	25,870

	78,093	68,307	69,984

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

August 18, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	3,041	2,453	1,514	1,226	4,913
Property operating expenses	970	804	471	394	1,584

Net operating rental income	2,071	1,649	1,043	832	3,329

Revenues from sale of buildings, land and construction work performed	662	603	313	272	1,357
Cost of buildings sold, land and construction work performed	694	851	339	413	1,660

Gross loss from sale of buildings, land and construction work performed	(32)	(248)	(26)	(141)	(303)

Total gross profit	2,039	1,401	1,017	691	3,026

Fair value gain from investment property and investment property under development, net	480	266	373	241	1,053
General and administrative expenses	(378)	(296)	(191)	(149)	(619)
Other income	7	5	3	1	55
Other expenses	(504)	(21)	(2)	(16)	(81)
Company’s share in earnings of equity - accounted investees, net	83	112	48	34	12

Operating income	1,727	1,467	1,248	802	3,446

Finance expenses	(887)	(945)	(575)	(566)	(2,115)
Finance income	707	277	89	157	157

Income before taxes on income	1,547	799	762	393	1,488
Taxes on income	123	186	65	94	405

Net income	1,424	613	697	299	1,083

Attributable to:

Equity holders of the Company	506	303	130	146	73
Non-controlling interests	918	310	567	153	1,010

	1,424	613	697	299	1,083

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	2.84	1.72	0.73	0.83	0.41

Diluted net earnings	2.81	1.70	0.70	0.80	0.39

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Net income	1,424	613	697	299	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(3,073)	(429)	(1,063)	(216)	1,148
Net gains (losses) on cash flow hedges (1)	(4)	12	24	33	46
Net gains (losses) on available-for-sale financial assets	(39)	36	(13)	32	36
Exercise of capital reserves of company previously accounted for using the equity method	452	—	—	—	—

Total other comprehensive income (loss)	(2,664)	(381)	(1,052)	(151)	1,230

Total comprehensive income (loss)	(1,240)	232	(355)	148	2,313

Attributable to:
Equity holders of the Company (3)	(451)	125	(285)	34	445
Non-controlling interests	(789)	107	(70)	114	1,868

	(1,240)	232	(355)	148	2,313

(1) Includes Group’s share in other comprehensive income (loss) of equity accounted investees	20	(27)	2	(4)	(34)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income	506	303	130	146	73
Exchange differences on translation of foreign operations	(1,371)	(225)	(412)	(163)	307
Net gains on cash flow hedges	1	11	10	19	29
Net gains (losses) on available-for-sale financial assets	(39)	36	(13)	32	36
Exercise of capital reserves of company previously accounted for using the equity method	452	—	—	—	—

	(451)	125	(285)	34	445

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2015 (audited)	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

Net income	—	—	506	—	—	—	—	506	918	1,424
Other comprehensive loss	—	—	—	(933)	(24)	—	—	(957)	(1,707)	(2,664)

Total comprehensive income (loss)	—	—	506	(933)	(24)	—	—	(451)	(789)	(1,240)

Exercise and forfeiture of Company’s share options	*) —	2	—	—	(2)	—	—	*) —	—	*) —
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	2	—	—	2	23	25
Dividend declared **)	—	—	(164)	—	—	—	—	(164)	—	(164)
Non-controlling interest in initially consolidated subsidiary	—	—	—	—	—	—	—	—	4,111	4,111
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(39)	—	—	(39)	39	—
Capital issuance to non-controlling interests	—	—	—	—	83	—	—	83	884	967
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(6)	(6)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(669)	(669)

Balance as of June 30, 2015	232	4,413	5,257	(2,574)	147	—	(21)	7,454	21,437	28,891

*)	Represents an amount of less than NIS 1 million.
**)	In the six month ended in June 30, 2015 the Company declared a dividend in an amount of NIS 0.92 per share (a total of approximately NIS 164.2 million). NIS 82.1 million (NIS 0.46 per share) was paid on April 14, 2015 and NIS 82.1 million (NIS 0.46 per share) was paid on July 6, 2015.

The	accompanying notes are an integral part of these interim condensed consolidated financial statements.

46

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2014 (audited)	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

Net income	—	—	303	—	—	—	—	303	310	613
Other comprehensive loss	—	—	—	(225)	47	—	—	(178)	(203)	(381)

Total comprehensive income (loss)	—	—	303	(225)	47	—	—	125	107	232

Exercise, expiration and forfeiture of share options into Company’s shares	*) —	9	—	—	(9)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	5	—	—	5	10	15
Dividend declared	—	—	(158)	—	—	—	—	(158)	—	(158)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(75)	—	—	(75)	75	—
Capital issuance to non-controlling interests	—	—	—	61	(73)	—	—	(12)	1,062	1,050
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(440)	(440)

Balance as of June 30, 2014	229	4,297	5,305	(2,164)	41	*) —	(21)	7,687	15,362	23,049

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

47

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2015	232	4,413	5,209	(2,162)	171	(21)	7,842	21,580	29,422

Net income	—	—	130	—	—	—	130	567	697
Other comprehensive loss	—	—	—	(412)	(3)	—	(415)	(637)	(1,052)

Total comprehensive income (loss)	—	—	130	(412)	(3)	—	(285)	(70)	(355)

Cost of share-based payment	—	—	—	—	1	—	1	9	10
Dividend declared *)	—	—	(82)	—	—	—	(82)	—	(82)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company	—	—	—	—	(28)	—	(28)	28	—
Capital issuance to non-controlling interests	—	—	—	—	6	—	6	136	142
Early redemption, conversion and re-purchase of convertible debentures in Subsidiary	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	(243)	(243)

Balance as of June 30, 2015	232	4,413	5,257	(2,574)	147	(21)	7,454	21,437	28,891

*)	On May 28, 2015 the Company declared a dividend in amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), that was paid on July 6, 2014.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

48

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2014	229	4,295	5,238	(2,062)	110	*) —	(21)	7,789	14,313	22,102

Net income	—	—	146	—	—	—	—	146	153	299
Other comprehensive income (loss)	—	—	—	(163)	51	—	—	(112)	(39)	(151)

Total comprehensive income (loss)	—	—	146	(163)	51	—	—	34	114	148

Exercise of share options into Company’s shares	*) —	2	—	—	(2)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	4	6
Dividend declared	—	—	(79)	—	—	—	—	(79)	—	(79)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(49)	—	—	(49)	49	—
Capital issuance to non-controlling interests	—	—	—	61	(71)	—	—	(10)	1,019	1,009
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(136)	(136)

Balance as of June 30, 2014	229	4,297	5,305	(2,164)	41	*) —	(21)	7,687	15,362	23,049

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

49

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

Net income	—	—	73	—	—	—	—	73	1,010	1,083
Other comprehensive income	—	—	—	307	65	—	—	372	858	1,230

Total comprehensive income	—	—	73	307	65	—	—	445	1,868	2,313

Issue of shares net of issuance expenses	3	113	—	—	—	—	—	116	—	116
Exercise, expiration and forfeiture of share options into Company’s shares	*) —	10	—	—	(10)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	9	—	—	9	40	49
Dividend paid	—	—	(318)	—	—	—	—	(318)	—	(318)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(79)	—	—	(79)	79	—
Capital issuance to non-controlling interests	—	—	—	58	(7)	—	—	51	2,378	2,429
Acquisition of non-controlling interests	—	—	—	(6)	3	—	—	(3)	(322)	(325)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(747)	(747)

Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

50

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income	1,424	613	697	299	1,083

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	180	668	486	409	1,958
Company’s share in earnings of equity-accounted investees, net	(83)	(112)	(48)	(34)	(12)

Fair value gain from investment property and investment property under development, net	(480)	(266)	(373)	(241)	(1,053)
Depreciation and amortization	23	16	12	8	32
Taxes on income	123	186	65	94	405
Impairment loss (impairment reversal) of other assets	2	—	(2)	—	15
Capital loss (gain), net	5	19	(1)	17	65
Change in employee benefit liability, net	—	(1)	—	(1)	—
Loss from decrease in holding interest, revaluation and disposal of investees, net	1,531	1	—	—	1
Gain from bargain purchase	(1,065)	—	—	—	(47)
Cost of share-based payment	21	15	8	6	45

	257	526	147	258	1,409

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(94)	93	(5)	18	151
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(13)	19	13	15	37
Increase (decrease) in trade and other accounts payable	(137)	(33)	(45)	34	(148)
Increase in tenants’ security deposits, net	1	59	9	64	14

	(243)	138	(28)	131	54

Net cash provided by operating activities before interest, dividend and taxes	1,438	1,277	816	688	2,546

Cash received and paid during the year for:

Interest paid	(970)	(994)	(505)	(526)	(1,892)
Interest received	23	62	8	55	193
Dividend received	29	132	9	62	233
Taxes paid	(23)	(21)	(6)	(10)	(56)
Taxes received	—	1	—	1	2

	(941)	(820)	(494)	(418)	(1,520)

Net cash provided by operating activities	497	457	322	270	1,026

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:

Initial consolidation of investment previously accounted for using the equity method (a)	1,145	—	—	—	—
Capital return and Proceeds from sale of investees	179	27	173	27	33
Investment and loans to investees	(966)	(87)	(839)	(81)	(313)
Acquisition, construction and development of investment property	(1,709)	(1,345)	(848)	(562)	(3,273)
Investments in fixed assets	(8)	(3)	(6)	(1)	(23)
Proceeds from sale of investment property net of tax paid	386	723	(7)	596	2,651
Proceeds from sale of fixed assets	—	1	—	—	3
Grant of long-term loans	(47)	(56)	(9)	(28)	(56)
Collection of long-term loans	75	218	61	—	226
Short-term investments, net	50	(64)	48	(51)	(9)
Investment in financial assets	(188)	(207)	(180)	(178)	(274)
Proceeds from sale of financial assets and withdrawal of deposits	304	66	34	43	267

Net cash used in investing activities	(779)	(727)	(1,573)	(235)	(768)

Cash flows from financing activities:

Issue of shares net of issuance expenses	—	—	—	—	118

Repayment of loans granted for purchase of Company’s shares	*) —	*) —	—	—	—
Exercise of share options into Company’s shares	*) —	*) —	—	*) —	*) —
Capital issuance to non-controlling interests, net	790	1,019	—	1,009	2,365
Acquisition of non-controlling interests	(6)	(3)	—	(1)	(325)
Dividend paid to equity holders of the Company	(82)	(79)	(82)	(79)	(318)
Dividend paid to non-controlling interests	(673)	(439)	(271)	(164)	(739)
Receipt of long-term loans	590	768	388	476	1,608
Repayment of long-term loans	(1,360)	(2,820)	(870)	(1,998)	(6,253)
Receipt (repayment) of long-term credit facilities from banks, net	1,711	491	1,321	672	(261)
Short-term credit from banks and others, net	90	461	6	197	377
Repayment and early redemption of debentures and convertible debentures	(1,600)	(287)	(1,523)	(256)	(1,284)
Issue of debentures	2,427	1,900	1,340	951	3,768
Unwinding of hedging transactions	—	123	—	123	243

Net cash provided by (used in) financing activities	1,887	1,134	309	930	(701)

Exchange differences on balances of cash and cash equivalents	(266)	13	(60)	9	75

Increase (decrease) in cash and cash equivalents	1,339	877	(1,002)	974	(368)

Cash and cash equivalents at the beginning of the period	650	1,018	2,991	921	1,018

Cash and cash equivalents at the end of the period	1,989	1,895	1,989	1,895	650

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

52

		Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
		2015	2014	2015	2014
		Unaudited				Audited
		NIS in millions

(a)	Initial consolidation of investment previously accounted for using the equity method:

	Working capital (excluding cash and cash equivalents):
	Current assets	(245)	—	—	—	—
	Current liabilities	360	—	—	—	—

		115	—	—	—	—

	Non-current assets	(13,375)	—	—	—	—
	Non-current liabilities	6,345	—	—	—	—
	Non-controlling interests	4,111	—	—	—	—
	Realization of capital reserves	452	—	—	—	—
	Realization of investment accounted for using the equity method	3,963	—	—	—	—
	Loss on revaluation of previous investment	(1,531)	—	—	—	—
	Gain from bargain purchase	1,065	—	—	—	—

	Increase in cash and cash equivalents	1,145	—	—	—	—

(b)	Significant non-cash transactions:

	Conversion, early redemption and interest payment of convertible debentures into subsidiary’s shares	150	31	119	—	66

	Acquisition of investment property net of loans assigned for consideration of shares of equity accounted investee	167	—	167	—	—

	Dividend payable to equity holders of the Company	82	79	82	79	—

	Dividend payable to non-controlling interests	81	77	81	77	85

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of June 30, 2015 and for the six months then ended (the “reporting period”) and for the three mounts then ended (collectively: “condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes, that were authorized by the board of directors on March 23, 2015 (“annual financial statements”).

b.	As of June 30, 2015 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”) 0.9 billion. The Group has unused approved credit facilities in the amount of NIS 8.3 billion available for immediate drawdown. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment was implemented prospectively from January 1, 2015. The amendment had no material effect on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital issuance by the Group

1.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for total consideration of C$ 75.2 million (NIS 234 million). In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 35 million). As a result of the offering, the Company’s interest in FCR decreased from 43.8% to 43.0%, and the Company recognized an equity increase in an amount of NIS 19 million, which was recognized in capital reserves.

2.	In March 2015, EQY completed public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for total net consideration of U.S.$ 105.1 million (NIS 418 million). In addition, EQY has granted to the offering’s underwriters an option, to acquire from it at the offering price, up to an additional 585 thousand shares. This option was valid for a period of 30 days from the date of closing the offering and expired.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 600 thousands shares in consideration for U.S.$ 16.2 million (NIS 64 million). As a result of the public offering and the private placement, the Company’s interest in EQY decreased from 43.3% to 42.2%, and the Group recognized an equity increase in an amount of NIS 54 million, which was recognized in capital reserves.

The proceeds from issuance were used, inter alia, to early redeem EQY’s debentures whose original redemption date was October 2015 and bore interest rate of 5.375%. The early redemption was completed on April 2015 and EQY recognized a loss from early redemption at an amount of U.S.$ 2.7 million (NIS 11 million).

b.	Debt raising by the Group

1.	In January 2015 the Company issued to the public NIS 752 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 789 million with an effective annual interest rate of 3.5%.

2.	In January 2015 FCR issued to the public in Canada C$ 90 million par value (NIS 302 million) unsecured debentures (series S). The debentures bear a fixed nominal annual interest rate of 4.32% and payable in one installment on July 31, 2025.

3.	In April 2015 the Company issued to the public NIS 621 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 673 million with an effective annual interest rate of 3.2%.

4.	In May 2015, ATR issued to the public € 150 million par value unsecured debentures for consideration of € 159.6 million (NIS 673 million) by way of an expansion of a listed series that bear an annual effective interest rate of 2.9% and are payable in one installment in October 2022.

c.	Purchase of ATR’s shares and initial consolidation of ATR

On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by CPI at a price of € 4.4 per share, for a total consideration of approximately € 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling entity in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

As a result of the acquisition the Company recognized in the reporting period a net loss from gaining control of approximately NIS 14 million comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR’s shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

55

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million. Total decrease in equity attributed to Company’s shareholders is NIS 14 million.

The Company engaged with an external appraiser for temporary purchase price allocation work of the identifiable net assets of ATR as of the acquisition date. Below is the fair value of the identifiable assets and liabilities of ATR as of the acquisition date:

Fair Value
NIS in million

Cash and Cash equivalents	2,194
Assets classified as held for sale	60
Other current assets	185
Investment property	11,534
Investment property under development and lands	1,671
Other non-current assets	141

15,785

Current liabilities	360
Deferred tax liability (2)	925
Loans and debentures	5,060
Other non- current liabilities	360

6,705

Net assets (3)	9,080
Adjustments to ATR’s equity (4)	29

Net assets as of acquisition date	9,109
Net of gain from bargain purchase	1,065

Total acquisition cost (1)	8,044

(1)	Total acquisition cost was € 229.1 million (NIS 1.05 billion) in cash, the fair value of the previous investment in ATR at an amount of € 630.2 million (NIS 2.88 billion) and the non-controlling interests, refer to section 3 below.
(2)	Includes fair value acquisition-adjustment of € 81 million (NIS 371 million) which represents the difference between the fair value and the tax base of investment properties for which ATR did not provide for deferred taxes according to IAS 12 provisions for providing deferred taxes in transactions that were not defined as business combination in ATR, but are included as business combination from the Group point of view.
(3)	Includes non-controlling interests as of the acquisition date at an amount of NIS 4,111 million. The Company chose to measure the non-controlling interests according to their share in fair value of net identified assets at an amount of NIS 4,084 million, and in addition NIS 27 million were allocated to non- controlling interests due to fair value of share base payment transactions in ATR.
(4)	Adjustments to ATR’s equity from January 1, 2015 until the acquisition date.

ATR’s rental income that was consolidated in the Company’s financial statements for the six month period ended in June 30, 2015 totaled NIS 615 million. The Company’s share in ATR’s net income for the aforementioned period as included in the financial statements totaled NIS 124 million (assuming the business combination occurred on January 1, 2015 the Company’s share in ATR’s net income totaled NIS 126 million).

56

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

d.	Other events

1.	In June 2015 FCR early redeemed a series of convertible debenture to extent of C$ 39 million that bears annual interest rate of 5.7% instead of its original redemption date on June 30, 2017 in exchange for issuance of 2.2 million FCR shares.

2.	On June 15, 2015, the General meeting of Dori Group approved outline for the strengthening the capital of Dori Group that was offered by Gazit Globe Israel (Development) Ltd. (“Gazit Development”), whose main components are the conversion of the whole of Dori Group’s debt to Gazit Development, amounting in total to NIS 210 million, into perpetual capital notes that are not convertible into Dori Group shares and the provision of an additional amount of NIS 35 million by Gazit Development to Dori Group against the issuance of an additional capital note under identical terms (the “Additional Amount”).

Based on the aforesaid, Dori Construction’s General meeting approved on the same day outline for the strengthening of Dori Construction’s capital structure that was offered by Dori Group, pursuant to which the whole amount of Dori Construction’s debt to Dori Group, amounting in total amount of NIS 590 million and also the Additional Amount of NIS 35 million, which Dori Group will extend to Dori Construction, will be converted into shares of Dori Construction and into warrants convertible into shares of Dori Construction (at a price of NIS 2.5 per share and per warrant, which was the closing price on the Tel Aviv Stock Exchange Ltd. of a Dori Construction share on July 24, 2014) and also into a perpetual capital note. The purpose of injecting the Additional Amount into Dori Construction is primarily in order to repay and reduce the bank credit facilities of Dori Construction. In addition, Dori Construction’s General meeting approved on the same day arrangement of the fixed terms of service of the chairman of the board of directors and the CEO of Dori Construction, currently serving with Dori Construction at this time, that were a condition for completing the outline.

3.	On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

4.	On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine, who serves as a director of the Company and as chairman of the board of directors of Gazit Development). Pursuant to the agreement, the consultant company will provide (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s agreement to serve as Chairman of Gazit Development’s board of directors will be terminated at the time of commencing her service with the Company, and she will be paid a one-time payment of NIS 1 million, which reflects: (a) all the payments due to her under the agreement with Gazit Development for a period of eight months, starting on January 1, 2015 and ending on the commencement date of her employment with the Company (net of ongoing payments paid to her); and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development. Ms. Lavine will continue to serve as Chairman of Gazit Development’s board of directors for no additional consideration.

For additional information regarding the appointment of Ms. Lavine as the CEO of the Company after the reporting date, refer to Note 5a.

57

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

5.	On May 25, 2015, CTY announced that it had entered into a transaction for the acquisition of all the shares of Sektor Gruppen (“Sektor”) for a consideration amounting to € 1.47 billion (NIS 6.2 billion), comprising € 540 million (NIS 2.3 billion) in cash and the balance through the assumption and redemption of debt (the “acquisition”). The acquisition was completed on July 14, 2015.

Sektor is a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it is ranked the second largest operator in the sector. Sektor has a property portfolio comprising 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties under leasehold and 8 properties under its management. Most of the properties (approximately 95%) are located in Norway’s three major economic centers – Oslo, Bergen and Stavanger. As of December 31, 2014, the aforementioned properties had an occupancy rate of 96.5%. The total GLA of all the properties managed by Sektor amounts to 600 thousand square meters.

CTY financed the acquisition by means of a rights offering in an amount of € 604 million, as well as by means of a bridging loan in an amount of € 222 million through a bank syndicate. Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million even after the transaction is closed. CTY has entered into a currency-forward transaction, to hedge its currency exposure regarding its commitment for the acquisition’s closing payments.

On July 13, 2015 CTY completed a rights issuance to its shareholders of approximately 381.2 million shares at a price of € 2.05 per share, for a consideration of € 604 million (NIS 2.5 billion). The Company purchased as part of the right issuance approximately 127.1 million of CTY’s shares in consideration for € 261 million (NIS 1.1 billion).

The Company expects that, due to the transaction (including the rights offering), its total assets (consolidated) will increase by NIS 6.2 billion and its liabilities (consolidated) will increase by NIS 4.8 billion. Likewise, the Company expects that its equity (including non-controlling interests) will increase by NIS 1.4 billion, with no change being expected in the Company’s Shareholders’ equity.

6.	In April, 2015 the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

7.	On May 31, 2015 the Company’s President, Mr. Aharon Soffer, announced his stepping down. Ms. Rachel Lavine, who serves as a board member of the Company, as Deputy Chairman of the board of ATR, as the Chairman of Gazit Development and as a board member of CTY will be appointed as the CEO of the Company. For additional information regarding the appointment of Ms. Rachel Lavine as the Company’s CEO after the reporting date, refer to Note 5a.

8.	In June, 2015 ATR early redeemed € 79.0 million (NIS 333 million) par value of a series of debentures that bore interest rate of 4%, for consideration of € 83.6 million (NIS 353 million), instead of its original redemption date in 2017. Following the early redemption, ATR recognized a loss from early redemption at an amount of € 7.7 million (NIS 33 million).

58

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2015		June 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	29,130	30,708	24,501	26,625	26,038	28,081
Convertible debentures	1,005	1,063	1,210	1,278	1,254	1,317
Interest bearing loans from financial institutions and others	10,718	10,740	12,597	12,789	9,768	10,187

	40,853	42,511	38,308	40,692	37,060	39,585

b.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	On July 21, 2015, the Company’s Board of Directors, after receiving the approval of the Company’s Compensation Committee, approved the terms of employment of Ms. Rachel Lavine as the CEO of the Company, subject to the approval of the Company’s general shareholders’ meeting by a special majority. The term of the engagement between the Company and Ms. Levine is three years, commencing from the date of the general meeting approving the terms of employment, subject to the rights of each of the parties to terminate it on 180 days advance notice.

The monthly salary of Ms. Lavine will amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and the Company’s customary social benefit conditions) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries. The salary will be updated once every calendar year, at the rate of the increase in the Israeli Consumer Price Index compared with the index for August 2015. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy. Ms. Lavine will also be entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company.

Ms. Lavine will be entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. The mechanism according to which the annual bonus will be paid is identical to the existing mechanism in relation to the rest of the Company’s office holders and which was approved by the Company’s general meeting.

59

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Upon the term of Ms. Lavine’s employment agreement commencing, the Company will grant to Ms. Lavine options (unlisted) to purchase ordinary shares of the Company, each having a par value of NIS 1, restricted share units (“RSUs”) and restricted share units for which the vesting thereof is conditional on the performance of the Company’s share (“PSUs”), in a quantity that reflects an aggregate cost to the Company, as of the grant date, of NIS 8,250 thousand, for the entire agreement term. In accordance with the Company’s compensation policy, half of the equity compensation will be granted in options, 25% in RSUs and 25% in PSUs.

Should the term of the agreement terminate without a new agreement being signed with Ms. Lavine, Ms. Lavine will be entitled to an additional payment in a total amount equivalent to her full salary and ancillary social benefits for a further six months. Should the Company seek to terminate the agreement before three years have elapsed (except under circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance compensation), or in the event of resignation under circumstances in which the resignation is viewed by law as dismissal, or in the case of death or loss of work capacity, Ms. Lavine (or her estate) will be entitled to the following: (a) a 180-day period of advance notice; (b) salary and all ancillary social benefits for a further six months; (c) an additional payment in a total amount equivalent to either her monthly base salary for another 12 months or her monthly base salary for the remaining period until the end of the agreement term, whichever is the lower; (d) a proportionate share of the annual bonus to which Ms. Lavine would have been entitled for the year in which her service ended; and (e) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested.

Furthermore, in the event of the termination of Ms. Lavine’s employment (except under circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by her or by the Company, during the 12 months after a change of control of the Company (as such term is defined in the agreement), Ms. Lavine will be entitled, immediately upon termination of her employment as stated, and in place of the terms stipulated above, to the following: (a) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested; and (b) a grant in an amount equal to 200% of her annual base salary in the year in which the change of control was completed, provided that the aforesaid grant does not exceed an amount reflecting Ms. Lavine’s base salary for the remaining period until the end of the term of her employment agreement, with the addition of six months.

b.	On July 21, 2015, the Company’s Board of Directors, after receiving the approval of the Company’s Audit Committee, approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. The compensation to which Mr. Gordon will be entitled for his employment will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA.

c.	On July 19, 2015, the Company entered into a compromise settlement with the VAT Authorities, in which the rate at which the inputs would be allowable was agreed and which resolved all the disputes in connection with the aforesaid deduction of inputs in relation to the period from June 2005 through May 2015. The settlement has no material impact on the financial statements.

d.	On August 18, 2015 the Company declared a dividend in the amount of NIS 0.46 per share (estimated at a total of NIS 82.1 million), payable on October 14, 2015 to the shareholders of the Company on September 30, 2015.

60

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8. There was no change in the reportable segments following the business combination that relates with the acquisition of ATR shares.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Six months ended June 30, 2015

Segment revenues	701	1,048	614	615	662	182	(119)	3,703

Segment results	289	614	379	346	(71)	110	60	1,727

Finance expenses, net								(180)

Income before taxes on income								1,547

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Six months ended June 30, 2014

Segment revenues	628	1,029	687	690	600	253	(831)	3,056

Segment results	250	578	425	414	(292)	155	(63)	1,467

Finance expenses, net								(668)

Income before taxes on income								799

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Three months ended 30 June, 2015

Segment revenues	352	526	302	304	309	95	(61)	1,827

Segment results	145	311	193	172	(49)	52	424	1,248

Finance expenses, net								(486)

Income before taxes on income								762

61

NOTE 6:- OPERATING SEGMENT (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended 30 June, 2014

Segment revenues	304	517	343	346	272	125	(409)	1,498

Segment results	103	295	216	204	(169)	72	81	802

Finance expenses, net								(409)

Income before taxes on income								393

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2014

Segment revenues	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Segment results	473	1,193	853	756	(393)	260	304	3,446

Finance expenses, net								(1,958)

Income before taxes on income								1,488

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
June 30, 2015	11,541	24,593	14,964	13,047	1,396	5,197	7,355	78,093

June 30, 2014	10,489	24,693	15,696	13,791	1,648	5,808	(3,818)	68,307

December 31, 2014 (Audited)	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2015

Unaudited

INDEX

Page

Board of Directors explanations for Pro Forma Consolidated Interim Financial Statements	64

Auditors’ Pro Forma Review Report	68

Pro Forma Consolidated Interim Statements of Income	69,71,73

Pro Forma Consolidated Interim Statements of Comprehensive Income	70,72,74

Notes to Pro Forma Consolidated Interim Financial Statements	75

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma consolidated interim financial statements – Board of Directors’ explanations

a.	General

Presented below are pro forma consolidated interim financial statements for the six and three-month periods ended June 30, 2014 and for the year ended December 31, 2014 (together the “Pro Forma Periods”), in accordance with Regulation 38B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma Statements”).

The Pro Forma Statements have been prepared in order to reflect the consolidation of Atrium European Real Estate Limited (“ATR”) in the financial statements of the Company with effect from January 1, 2013 (the “Pro Forma Consolidation Date”), instead of it being presented according to the equity method, with this being made under certain assumptions, which are set forth in Note 2b to the Pro Forma Statements.

Pro forma report for the six and three month periods ending June 30, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss in the six month period ending June 30, 2015.

It is clarified that the Pro Forma Statements do not reflect the actual results of the Company; rather, they have been prepared in order to provide additional information, based on different assumptions, including the assumption that the Company made the investment in the shares of ATR on January 1, 2013. In accordance with these assumptions, the Company has included in the Pro Forma Statements, inter alia, the financial results including other comprehensive income items of ATR in the Pro Forma Periods at their full value instead of including the Company’s share in ATR‘s net income and has reversed the bargain purchase gains that were recognized as a result of the increase in the holding interest in ATR in the Pro Forma Periods that were reclassified to capital reserve of transactions with non-controlling interests. It should be noted that the increase in the holding interest to 55% actually took place in January 2015, as described in Note 3c to the interim consolidated financial statements.

ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges. For details regarding the Company’s acquisition of ATR shares in January 2015 and the Company gaining control over ATR, refer to Note 3c to the interim consolidated financial statements.

64

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

b.	Analysis of pro forma results of operations

1.	Below is an analysis of the pro forma results of operations for the six-month period ended June 30, 2015 (the “Reporting Period”):

Rental income

The decrease in rental income with respect to ATR’s operations to NIS 615 million in the Reporting Period, from NIS 690 million in the corresponding period last year, is mainly due to the 8.5% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 188 million in the Reporting Period, from NIS 199 million in the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations in the Reporting Period, compared with the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in the Reporting Period amounted to 69.4%, compared with 71.2% in the corresponding period last year.

Fair value loss from investment property and investment property under development

In the Reporting Period, ATR recognized a fair value loss from investment property and investment property under development of NIS 158 million, compared with a fair value loss from investment property and investment property under development of NIS 164 million in the corresponding period last year.

General and administrative expenses

The increase in general and administrative expenses with respect to ATR’s operations to NIS 81 million in the Reporting Period, from NIS 56 million in the corresponding period last year, is mainly due to an increase in legal expenses.

Other income

The decrease in pro forma other income in the year ended on December 31, 2014 was mainly due to the reversal of a gain from bargain purchase of NIS 47 million that the Company recognized with respect to the increase in its holding interest in ATR, as explained in the pro forma assumptions.

Company’s share in earnings (losses) of equity-accounted investees

The change in the Company’s share in the earnings (losses) of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings (losses) of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

Finance expenses

The increase in the pro forma finance expenses in the first half of 2014 was mainly due to recording notional interest expenses of NIS 14 million for the financing of the investment in ATR, and to the consolidation of ATR’s finance expenses of NIS 103 million.

The increase in the finance expenses with respect to ATR’s operations to NIS 145 million in the Reporting Period, from NIS 103 million in the corresponding period last year, is due to expenses from foreign currency exchange differences, to a loss on the early redemption of debentures and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

65

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Finance income

The decrease in finance income with respect to ATR’s operations to NIS 6 million in the Reporting Period, from NIS 23 million in the corresponding period last year, is due to income from foreign currency exchange differences that was recorded in the corresponding period last year, in contrast to expenses from foreign currency exchange differences recorded in the Reporting Period which were included in finance expenses.

Taxes on income

The changes in the pro forma taxes on income in the first half of 2014 were due to the consolidation of ATR’s results, as well as to the amortization of fair value acquisition-differences with respect to the investment in ATR.

In the Reporting Period, ATR recorded tax income of NIS 60 million, compared with tax income of NIS 3 million in the corresponding period last year. Tax income in the Reporting Period arose mainly from deferred tax income resulting from changes in temporary differences relating to ATR’s investment property.

2.	Below is an analysis of the pro forma results of operations for the three-month period ended June 30, 2015:

Rental income

The decrease in rental income with respect to ATR’s operations to NIS 304 million in the second quarter of 2015, from NIS 346 million in the corresponding quarter last year, is mainly due to the 10% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 95 million in the second quarter of 2015, from NIS 99 million in the corresponding quarter last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations in the second quarter of 2015, compared with the corresponding quarter last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in the second quarter of 2015 amounted to 68.9%, compared with 71.5% in the corresponding quarter last year.

Fair value loss from investment property and investment property under development

In the second quarter of 2015, ATR recognized a fair value loss from investment property and investment property under development of NIS 139 million, compared with a fair value loss from investment property and investment property under development of NIS 88 million in the corresponding quarter last year, due to the fair value loss from properties in Russia being greater in the second quarter of 2015 than in the corresponding quarter last year.

General and administrative expenses

The increase in general and administrative expenses with respect to ATR’s operations to NIS 46 million in the second quarter of 2015, from NIS 29 million in the corresponding quarter last year, is mainly due to an increase in legal expenses.

Company’s share in earnings (losses) of equity-accounted investees

The change in the Company’s share in the earnings (losses) of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings (losses) of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

66

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Finance expenses

The increase in the pro forma finance expenses in the second quarter of 2014 was mainly due to recording notional interest expenses of NIS 7 million for the financing of the investment in ATR, and to the consolidation of ATR’s finance expenses of NIS 58 million.

The increase in the finance expenses with respect to ATR’s operations to NIS 84 million in the second quarter of 2015, from NIS 58 million in the corresponding quarter last year, is due to a loss on the early redemption of debentures and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

Taxes on income

The changes in the pro forma taxes on income in the second quarter of 2014 were due to the consolidation of ATR’s results, as well as to the amortization of fair value acquisition-differences with respect to the investment in ATR.

In the second quarter of 2015, ATR recorded tax income of NIS 42 million, compared with tax income of NIS 13 million in the corresponding quarter last year. Tax income arose mainly from deferred tax income resulting from changes in temporary differences relating to ATR’s investment property.

c.	Adjustments in the pro forma statement of comprehensive income

The statement of comprehensive income in the Pro Forma Periods includes an adjustment to the capital reserve for exchange differences on the translation of foreign operations, in order to reflect the effect on the Company’s results of the changes in the exchange rate of the Euro against the New Israeli Shekel starting from the Pro Forma Consolidation Date. The adjustment to this capital reserve amounted to NIS 114 million, NIS 153 million and NIS 70 million for the six-month and three-month periods ended June 30, 2014 and for the year ended December 31, 2014, respectively.

In addition, the statement of comprehensive income in the Pro Forma Periods includes the reversal of the Company’s share in the other comprehensive loss of ATR (which was mainly due to differences on the translation of foreign operations reserve and on the cash flow hedging reserve), and the full effect of the differences on the translation of foreign operations reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

Moreover, in light of the inherent ineffectiveness of cash flow hedging transactions at the Group level, ATR’s inclusion of a cash flow hedging transactions reserve has been reversed against the recording of finance expenses.

August 18, 2015
Date of approval of the pro forma financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President

67

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying pro-forma financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the pro-forma consolidated statements of income and comprehensive income for the six and three months ended June 30, 2014. The Company’s board of directors and management are responsible for the preparation and presentation of pro-forma financial information for these interim periods in accordance with the accounting policy described in Note 1 and in accordance with certain assumptions set forth in Note 2b to the pro-forma financial information. In addition, they are responsible for the preparation of pro-forma financial information for these interim periods in accordance with the provisions of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the pro-forma financial information for these interim periods based on our review.

We did not review the interim financial information of an acquired company, whose revenues constitute approximately 21% and 25% of pro-forma total consolidated revenues for the six and three months ended June 30, 2014, respectively. The interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the interim financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma financial information is not prepared, in all material respects, in accordance with the accounting policy described in Note 1 and in accordance with certain assumptions set forth in Note 2b to the pro-forma financial information.

In addition, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma interim financial information does not comply, in all material respects, with the provisions of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 18, 2015	A Member of Ernst & Young Global

68

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Presented below are the Pro forma results of operation and the actual results of operation as previously reported:

Impact in the consolidated statements of income for the six months ended June 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions (except for per share data)

Rental income	2,453	690	3,143
Property operating expenses	804	199	1,003

Net operating rental income	1,649	491	2,140

Revenues from sale of buildings, land and construction work performed	603	—	603
Cost of buildings sold, land and construction work performed	851	—	851

Gross loss from sale of buildings, land and construction work performed	(248)	—	(248)

Total gross profit	1,401	491	1,892

Fair value gain from investment property and investment property under development, net	266	(164)	102
General and administrative expenses	(296)	(56)	(352)
Other income	5	—	5
Other expenses	(21)	(10)	(31)
Company’s share in earnings of equity-accounted investees, net	112	(72)	40

Operating income	1,467	189	1,656

Finance expenses	(945)	(117)	(1,062)
Finance income	277	23	300

Income before taxes on income	799	95	894
Taxes on income	186	(7)	179

Net income	613	102	715

Attributable to:

Equity holders of the Company	303	16	319
Non-controlling interests	310	86	396

	613	102	715

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	1.72	0.09	1.81

Diluted net earnings	1.70	0.08	1.78

69

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of comprehensive income for the six months ended June 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions

Net income	613	102	715

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(429)	(105)	(534)
Net gains on cash flow hedges	12	2	14
Net gains on available-for-sale financial assets	36	—	36

Total other comprehensive loss	(381)	(103)	(484)

Total comprehensive income	232	(1)	231

Attributable to:
Equity holders of the Company	125	11	136
Non-controlling interests	107	(12)	95

	232	(1)	231

70

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of income for the three months ended June 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions (except for per share data)

Rental income	1,226	346	1,572
Property operating expenses	394	99	493

Net operating rental income	832	247	1,079

Revenues from sale of buildings, land and construction work performed	272	—	272
Cost of buildings sold, land and construction work performed	413	—	413

Gross loss from sale of buildings, land and construction work performed	(141)	—	(141)

Total gross profit	691	247	938

Fair value gain from investment property and investment property under development, net	241	(88)	153
General and administrative expenses	(149)	(29)	(178)
Other income	1	—	1
Other expenses	(16)	(4)	(20)

Company’s share in earnings of equity-accounted investees, net	34	(22)	12

Operating income	802	104	906

Finance expenses	(566)	(64)	(630)
Finance income	157	(23)	134

Income before taxes on income	393	17	410
Taxes on income	94	(12)	82

Net income	299	29	328

Attributable to:

Equity holders of the Company	146	2	148
Non-controlling interests	153	27	180

	299	29	328

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	0.83	0.01	0.84

Diluted net earnings	0.80	0.02	0.82

71

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:

Impact in the consolidated statements of comprehensive income for the three months ended June 30, 2014 -

	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions

Net income	299	29	328

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(216)	(115)	(331)
Net gains on cash flow hedges	33	1	34
Net gains on available-for-sale financial assets	32	—	32

Total other comprehensive loss	(151)	(114)	(265)

Total comprehensive income	148	(85)	63

Attributable to:
Equity holders of the Company	34	—	34
Non-controlling interests	114	(85)	29

	148	(85)	63

72

Pro forma

Impact in the consolidated statements of income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions (except for per share data)

Rental income	4,913	1,372	6,285
Property operating expenses	1,584	403	1,987

Net operating rental income	3,329	969	4,298

Revenues from sale of buildings, land and construction work performed	1,357	—	1,357
Cost of buildings sold, land and construction work performed	1,660	—	1,660

Gross loss from sale of buildings, land and construction work performed	(303)	—	(303)

Total gross profit	3,026	969	3,995
Fair value gain from investment property and investment property under development, net	1,053	(803)	250
General and administrative expenses	(619)	(131)	(750)
Other income	55	(47)	8
Other expenses	(81)	(33)	(114)
Company’s share in earnings of equity-accounted investees, net	12	98	110

Operating income	3,446	53	3,499

Finance expenses	(2,115)	(215)	(2,330)
Finance income	157	65	222

Income before taxes on income	1,488	(97)	1,391
Taxes on income	405	82	487

Net income	1,083	(179)	904

Attributable to:

Equity holders of the Company	73	(84)	(11)
Non-controlling interests	1,010	(95)	915

	1,083	(179)	904

Net earnings (losses) per share attributable to equity holders of the Company:
Basic net earnings (losses)	0.41	(0.47)	(0.06)

Diluted net earnings (losses)	0.39	(0.47)	(0.08)

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of comprehensive income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions

Net income	1,083	(179)	904

Other comprehensive income (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	1,148	(90)	1,058
Net gains on cash flow hedges	46	1	47
Net gains on available-for-sale financial assets	36	—	36

Total other comprehensive income	1,230	(89)	1,141

Total comprehensive income	2,313	(268)	2,045

Attributable to:
Equity holders of the Company	445	(93)	352
Non-controlling interests	1,868	(175)	1,693

	2,313	(268)	2,045

August 18, 2015
Date of approval of the Pro forma financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

74

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

The pro forma consolidated financial statements are prepared in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma statements”).

The significant accounting policies applied in the Pro Forma Statements are consistent with those applied in preparing the Company’s annual financial statements for the year ended December 31, 2014 (the “annual financial statements”) and the interim consolidated financial statements for the period ended June 30, 2015 (the “interim consolidated financial statements”).

NOTE 2:-	PRO FORMA ASSUMPTIONS

a.	General

As stated in Note 3c to the consolidated interim financial statements, on January 22, 2015, the Company acquired from CPI 52.1 million shares of Atrium European Real Estate Limited (“ATR”). As a result of the acquisition, the Company’s holding interest in ATR rose to 55%, the agreement with CPI of joint control over ATR was terminated and the Company became the sole controlling shareholder of ATR. Accordingly, starting from the first quarter of 2015, the Company consolidates ATR in the financial statements. ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges.

These Pro Forma Statements include the consolidation of ATR’s results for the six and three-month periods ended June 30, 2014 and for the year ended December 31, 2014 (together “Pro Forma Periods”).

Pro forma report for the six and three month-periods ending June 30, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss in the six-month period ending June 30, 2015.

The pro forma consolidated statements of income and comprehensive income have been prepared in order to reflect the consolidation of ATR’s results with the operating results of the Company, under the assumption that the Company had acquired control of ATR on January 1, 2013 (the “Pro Forma Consolidation Date”), instead of recording Company’s share in ATR’s gains (losses) according to the equity method.

b.	Principal assumptions used in preparing the pro forma consolidated interim financial statements

The Pro Forma Statements have been prepared based on the financial statements of the Company and of ATR for the six and three-month periods ended June 30, 2014 and for the year ended December 31, 2014. The accounting policies used in the preparation of the Pro Forma Statements are as described in Note 2 to the annual financial statements. Moreover, the Pro Forma Statements have been prepared under the following assumptions:

1.	The purchase of ATR shares from CPI, referred to in section a above, took place on the Pro Forma Consolidation Date.

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PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2:-	PRO FORMA ASSUMPTIONS (Cont)

2.	A reversal has been made of the Company’s share in ATR’s results, which was recognized as part of the Company’s share in the losses of equity-accounted investees, since ATR’s results are consolidated within the framework of the Pro Forma Statements. In addition, a reversal has been made of the gain from bargain purchase of ATR’s shares recognized as a result of the increase in interest in ATR during the Pro Forma Periods.

3.	A reversal has been made of the Company’s share in ATR’s other comprehensive loss included in the pro forma statement of comprehensive income (which was mainly due to differences on the translation of foreign operations reserves and on the cash flow hedging reserves), and the full effect of the differences on the translation of foreign operation reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

4.	In light of the inherent ineffectiveness of cash flow hedging transactions from the Group’s perspective as of the Pro Forma Consolidation Date, a reversal has been made of ATR’s inclusion of a cash flow hedging transactions reserve against the recording of finance expenses and the related tax effect in profit or loss.

5.	The acquisition amount has been attributed to the net identifiable assets and liabilities of ATR, as detailed in Note 3c to the consolidated interim financial statements. The pro forma consolidated statements of income include the amortization of the fair value adjustments that arose on acquisition. The difference between the cost of the investment and the fair value of the net identifiable assets of ATR as of the Pro Forma Consolidation Date, which was recognized as a bargain purchase gain, as well as the loss recognized on the revaluation of the previous investment in ATR prior to gaining control of ATR, were not included in the operating results in the Pro Forma Periods. Likewise, the Company has reversed the effects of amortizing the fair value adjustments and the bargain purchase gain that arose from the purchases of ATR shares before the Pro Forma Consolidation Date.

6.	The Company financed the investment in ATR on the Pro Forma Consolidation Date by means of bank financing denominated in Euros and bearing interest based on the Euribor interest rate plus a normal banking interest margin. Accordingly, the Company recognized notional finance costs in the pro forma consolidated statements of income with respect to the amounts of the acquisition financed with the aforesaid bank credit. The loan taken to finance the investment was recognized as a hedging instrument with respect to the exposure of the investment in ATR to changes in exchange rates of the Euro against the Shekel; accordingly exchange differences with respect to the loan (refer to section 7 below) were carried to the capital reserve of exchange differences on the translation of foreign operations.

7.	The capital reserve of exchange differences on the translation of foreign operations was recalculated with respect to the investment in ATR in accordance with the pro forma assumptions relating to the financing of the acquisition of control in ATR, and was recognized in the pro forma consolidated statement of comprehensive income.

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Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of June 30, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of June 30, 2015 and for the periods of six and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of certain investees whose assets less attributable liabilities amounted to NIS 4,885 million as of June 30, 2015, and for which the Company’s share of their earnings amounted to NIS 64 million and NIS 26 million in the periods of six and three months then ended, respectively. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 18, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of June 30, 2015 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31, 2014
	2015	2014
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	345	46	45
Current maturities of long-term loans to subsidiaries	57	191	395
Available for sale marketable securities	—	—	180
Financial derivatives	135	13	88
Other accounts receivable	3	2	3

Total current assets	540	252	711

NON-CURRENT ASSETS

Long-term loans *)	—	—	—
Available for sale marketable securities	—	287	—
Financial derivatives	671	781	278
Loans to subsidiaries	6,817	6,360	5,926
Investments in subsidiaries	12,932	12,284	13,286
Fixed assets, net	4	6	5

Total non-current assets	20,424	19,718	19,495

Total assets	20,964	19,970	20,206

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Bank credit	—	48	—
Current maturities of debentures	967	687	976
Financial derivatives	80	14	40
Trade payables	4	1	3
Other accounts payable	109	129	192
Current tax payable	33	8	9
Dividend payable	82	79	—

Total current liabilities	1,275	966	1,220

NON-CURRENT LIABILITIES
Loans from banks and others	1,574	1,054	1,001
Debentures	10,660	10,237	9,900
Financial derivatives	—	—	62
Deferred taxes	1	26	—

Total non-current liabilities	12,235	11,317	10,963

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,297	4,411
Reserves	(2,448)	(2,144)	(1,535)
Retained earnings	5,257	5,305	4,915

Total equity	7,454	7,687	8,023

Total liabilities and equity	20,964	19,970	20,206

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

August 18, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Management fees from related companies	1	1	*) —	1	2
Finance income from subsidiaries	122	141	74	75	273
Other finance income	636	226	59	131	53

Total income	759	368	133	207	328

General and administrative expenses	16	33	3	15	64
Finance expenses	243	257	243	183	737
Other expenses	407	—	—	—	*) —

Total expenses	666	290	246	198	801

Profit (loss) before income from subsidiaries, net	93	78	(113)	9	(473)

Income from subsidiaries, net	429	227	281	130	509

Income before taxes on income	522	305	168	139	36

Taxes on income (tax benefit)	16	2	38	(7)	(37)

Net income attributed to the Company	506	303	130	146	73

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions

Net income attributed to the Company	506	303	130	146	73

Other comprehensive income attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	(62)	(41)	(156)	(86)	134
Gain (loss) on available for sale securities	(21)	19	—	15	18
Realization of capital reserve from foreign currency exchange differences	407	—	—	—	—
Other comprehensive income (loss) attributed to the Company	324	(22)	(156)	(71)	152

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(1,281)	(156)	(259)	(41)	220

Total other comprehensive income (loss) attributed to the Company	(957)	(178)	(415)	(112)	372

Total comprehensive income attributed to the Company	(451)	125	(285)	34	445

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

  Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited		Unaudited		Audited
	NIS in millions

Cash flows from operating activities of the Company

Net income attributed to the Company	506	303	130	146	73

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	1	1	1	2
Finance expense (income), net	(515)	(110)	110	(23)	411
Income from subsidiaries, net	(429)	(227)	(281)	(130)	(509)
Loss of realization of capital reserve from foreign currency exchange differences	407	—	—	—	—
Cost of share-based payment	2	5	1	2	9
Taxes on income (Tax benefit)	16	2	38	(7)	(37)

	(518)	(329)	(131)	(157)	(124)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(2)	(13)	1	(15)	(3)
Increase (decrease) in trade payables and other accounts payable	(43)	4	(29)	8	(1)

	(45)	(9)	(28)	(7)	(4)

Cash paid and received during the year by the Company for:

Interest paid	(350)	(345)	(133)	(113)	(599)
Interest received	—	57	—	56	90
Interest received from subsidiaries	106	113	54	80	237
Taxes paid	(9)	(9)	—	(1)	(39)
Dividend received	2	14	—	14	14
Dividend received from subsidiary	164	157	—	—	170

	(87)	(13)	(79)	36	(127)

Net cash provided by (used in) operating activities of the Company	(144)	(48)	(108)	18	(182)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	—	(1)	—	(1)	(1)
Proceeds of sale of fixed assets	—	*) —	—	—	*) —
Investments in subsidiaries	(700)	(200)	(429)	(146)	(942)
Redemption of preferred shares of subsidiary	77	44	29	44	168
Loans repaid by (granted to) subsidiaries, net	(986)	18	(26)	(116)	414
Advance due to investment in subsidiary	—	(380)	—	(380)	—
Investment in available for sale securities	—	(154)	—	(154)	(154)
Proceeds of sale of marketable Securities	182	—	—	—	141

Net cash used in investment activities of the Company	(1,427)	(673)	(426)	(753)	(374)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	—	—	—	—	118
Exercise of stock options into shares	*) —	*) —	—	*) —	*) —
Repayment of loans for purchase of company shares	*) —	—	—	—	—
Dividend paid to equity holders of the Company	(82)	(79)	(82)	(79)	(318)
Issue of debentures less issue expenses	1,462	445	673	445	445
Repayment and early redemption of debentures	(630)	(198)	(622)	(198)	(255)
Receipt (repayment) of long-term credit facilities from banks, net	1,126	3	736	344	(110)
Unwinding of hedging transactions	—	123	—	123	243

Net cash provided by financing activities of the Company	1,876	294	705	635	123

Exchange differences on balance of cash and cash equivalents	(5)	(1)	—	(2)	4

Increase (decrease) in cash and cash equivalents	300	(428)	171	(102)	(429)

Cash and cash equivalents at the beginning of period	45	474	174	148	474

Cash and cash equivalents at the end of period	345	46	345	46	45

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for share issuance	—	—	—	—	72

Dividend payable to equity holders of the Company	82	79	82	79	—

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional information

a.	General

This separate financial information as of June 30, 2015 and for the six and three months periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes thereto, that were authorized by the board of directors on March 23, 2015 and with financial information in the interim condensed consolidated financial statements as of June 30, 2015.

b.	As of June 30, 2015 (the “reporting date”), the Company has a working capital deficiency of NIS 0.7 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.3 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	In the first quarter of 2015, CTY declared a dividend amounting to € 89 million. The Company’s share of this dividend, paid in March 2015, amounted to NIS 164 million.

2.	For information regarding issuance of debentures (series L) by way of expansion of listed series in January 2015 at a net amount of NIS 789 million, refer to Note 3b1 to the consolidated interim financial statements.

3.	For information regarding the purchase of ATR’s shares in January 2015, refer to Note 3c to the consolidated financial statements. As a result of the purchase the Company reclassified foreign currency translation reserve to other expense line item at an amount of NIS 407 million.

4.	For details regarding issuance of debentures (series L) by way of expansion of listed series in April 2015 at a net amount of NIS 673 million, refer to note 3b3 to the consolidated interim financial statements.

5.	For details regarding the acquisition of all the shares of Sektor Gruppen by CTY for a total consideration of € 1.47 billion (NIS 6.2 billion) and the finance of this acquisition by means of a rights offering and the Company’s participation pro rata within the framework of the rights offering, refer to note 3d5 to the consolidated interim financial statements.

6.	For information regarding the announcement of the Company’s President that he is stepping down and his replacement by Ms. Rachel Lavine, serving today as a board member of the Company, as Deputy Chairman of the board of ATR, as the Chairman of Gazit Development and as a board member of CTY, refer to Note 3d7 to the consolidated interim financial statements.

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

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GAZIT-GLOBE LTD.

  Additional information

d.	IFRS 7 - Financial Instruments (cont.)

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2015		June 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	11,627	12,433	10,924	12,033	10,876	12,316
Loans from banks and others	1,574	1,579	1,054	1,061	1,001	1,016

	13,201	14,012	11,978	13,094	11,877	13,332

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

1.	For information regarding the approval of the employment terms of Mr. Rachel Lavine as the Company’s CEO by the Board of Directors, subject to the Company’s shareholders’ general meeting approval, refer to Note 5a to the consolidated interim financial statements.

2.	For information regarding the compromise of the Company with the VAT Authorities, refer to Note 5c to the consolidated interim financial statements.

f.	Dividend declared

On August 18, 2015, the Company declared a dividend in the amount of NIS 0.46 per share (estimated at a total of NIS 82.1 million), payable on October 14, 2015, to the shareholders of the Company on September 30, 2015.

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of Internal Control over Financial Reporting and the Disclosure in accordance with Israeli Securities Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Varda Zuntz, Head of Corporate Responsibility;

4.	Rami Vaisenberger, Vice President and Controller;

5.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended March 31, 2015 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Other than as stated below with regard to ATR, through the approval date of the report, no event or matter was brought to the attention of the Board of Directors and the management of the Corporation that changes the existing evaluation of the effectiveness of the internal control as reported in Last Quarterly Report regarding Internal Control.

In light of that stated above and below, as of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 3C to the consolidated interim financial statements.

This Report regarding Effectiveness of Internal Control does not include an evaluation of the effectiveness of the internal control over the financial reporting and the disclosure with respect to ATR, since the gaining of control of ATR and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has been unable to evaluate the effectiveness of the internal control of ATR.

ATR’s total assets and its total revenues included in the consolidated interim financial statements for the first quarter of 2015 amounted to NIS 14.3 billion and NIS 0.6 billion, respectively, which constitute 18.3% and 16.6%, respectively of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s assets and revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of regions in which it operates, the Corporation is of the

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

opinion that a significant preparation period is required in order to implement the compliance and reporting requirements in connection with the effectiveness of the internal control of ATR, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management is acting to extend the reporting regarding effectiveness of the Corporation’s internal control, so that ATR’s internal control will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the Corporation’s other internal control.

Through the date of the report, the Corporation’s management has made an assessment for including ATR within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with ATR’s management and its auditors in order to explain to them the relevant compliance and reporting requirements, and has engaged local consultants in the regions in which ATR operates to assist the corporation and ATR’s management in implementing the statutory requirements relating to the evaluation of the effectiveness of ATR’s internal control, according to the following milestones:

At the first stage, a planning memorandum was completed, for determining the scoping of the business units, the business processes, and the relevant line items in ATR’s reports, taking into consideration their level of materiality and mapping their inherent risks;

the second stage which is currently being performed with respect to part of ATR’s business units, a risk assessment begun, with respect to the design of internal control, as well as validating and remediating gaps in control design; the third stage (currently under planning) will include the operating control effectiveness (testing), intermediate evaluation of control effectiveness, remediation of deficiencies and, finally, re-examining operating control effectiveness and reporting.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the President in accordance with Israeli Securities Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2015 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 18, 2015

Aharon Soffer, President

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2015 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and-

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation..

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 18, 2015

Gil Kotler, Senior Executive Vice President and CFO

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